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GRUPO     ESCELSA
EDP



                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------
                          THIRD QUARTER 2003 HIGHLIGHTS

TARIFF INCREASE

As of August 7, 2003 an average tariff increase of 17.30% was implemented for the customers of ESCELSA.

The increase is an integral part of the concession contract and is structured to compensate for changes in cost structure as described below:

      The increase, as per its concession contract was comprised of the following:

|X| 8.96% corresponds to costs outside ESCELSA's control, which are passed through, such as energy purchased, transmission charges and sector charges

|X| 7.80% corresponds to costs within the control of ESCELSA's management, which were adjusted according to the IGP-M inflation index, reduced by a 0.63% discount, which represents the pass-through of productivity gains to customers. This discount is also known as the "x factor," which was set by ANEEL at ESCELSA's Periodic Tariff Revision conducted in August of 2001.

|X| 0.54% is related to compensation for costs incurred by ESCELSA during the energy rationing period, as approved by ANEEL in Dispatch n(0)154 of 03/28/2003.

The rate adjustment will be applied to customer segments as per the table below:

                SEGMENT                                  TARIFF INCREASE
                ---------------------------------------------------------------
                HIGH TENSION
                  A2 (tension between 88 kV and 138kV)       20.85%
                  A3 (tension of 69kV)                       19.80%
                  A3a (tension between 30 kV and 44 kV)      18.61%
                  A4 (tension between 2.3 kV and 25 kV)      17.44%

               LOW TENSION
                  B (tension below 2.3kV)                    15.38%


ELECTRICITY  AWARD

ESCELSA won the "2003 Electricity Award" in the category for Most Improved Performance in the Southeastern Region. This award is given annually by the magazine "Modern Electricity" (Eletricidade Moderna) to Brazilian electric utilities, following a strict evaluation of the participants, including areas such as losses and commercial and technical indicators.


                                                                               1

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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------
ESCELSA'S NUMBERS

                                                                   PARENT COMPANY                               CONSOLIDATED
                                                        ---------------------------------------------------------------------------
                                                          Up to 3rd     Up to 3rd    1st Half   Up to 3rd     Up to 3rd    1st Half
                                                        Quarter 2003  Quarter 2002    2003     Quarter 2003  Quarter 2002    2002
                                                        ---------------------------------------------------------------------------
FINANCIAL INFORMATION (In thousands of reais)

    Gross operating revenues                                963,060      830,811      634,392   1,503,545    1,240,423      979,804
    Net operating revenues                                  671,043      589,632      442,854   1,079,170      902,687      703,249
    Income from operations                                   85,555       48,620       58,600     153,791       59,521       98,217
    Net Income(loss) for the period                         167,327    (658,439)      183,260     167,327    (658,439)      183,260
    EBITDA (1)                                              156,964      102,263      110,971     276,348      168,420      189,244
    Total Assets                                          2,640,912    2,756,901    2,656,821   3,564,075    3,734,893    3,587,778
    Shareholders' equity                                    390,349       76,483      406,282     390,349       76,483      406,282
    Shares outstanding (number)                           4,550,833    4,550,833    4,550,833
    Book value per share (R$)                                 85.78        16.81        89.28
    Share price (R$) (*)                                      54.00        64.00        33.00
    Market value(*)                                         245,745      291,253      150,177
INDICATORS

    Operating margin (%)                                      12.75         8.25        13.23       14.25         6.59        13.97
     (Income from operations/Net operating revenues)
    EBITDA margin (%)                                         23.39        17.34        25.06       25.61        18.66        26.91
      (EBITDA)/Net operating revenues

    Personnel expenses plus third party services/net
    oper. revenues(%)                                         11.21        11.94        10.93       12.99        14.47        12.83
    Energy losses (%) (2) (*)                                 11.92        11.55        11.66
    DEC-Equivalent Outage Duration per Customer
      (hours) (2) (*)                                         11.41        14.73        12.01
    FEC- Equivalent Outage Frequency per Customer
      (number) (2) (*)                                         9.38        11.34         9.95
    TMA-Average Service Response Time (minutes) (2) (*)         120          109          117
    Number of customers per employee (*)                        721          696          718         682          646          674
MARKET

    Maximum demand - MWh/h (*)                              1,199.3      1,077.6      1,199.3
    Energy Sales - MWh (*)                                4,412,902    4,661,858  2,957,197.0  6,482,275     6,677,359    4,358,030
    Number of customers per employee (*)                    964,860      945,132      966,316   1,574,370    1,534,006    1,572,339
    Average tariff to final customers - R$/MWh (*)           160.95       134.81       158.16
    Average cost of electricity purchased - R$/MWh(*)         84.88        67.36        82.92
HUMAN RESOURCES

    Number of employees                                       1,338        1,357        1,345       2,310        2,375        2,333
    Number of trainees                                           45           40           78         131
                                                                                                                    91           72
    Personnel expenses (thousands of reais)                  51,428       47,226       33,243      92,417       84,712       59,679
    Personnel expenses plus third party services
     (thousands of reais                                     75,192       70,403       48,424     140,135      130,620       90,199
-----------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA = Income from operations plus depreciation, amortization and provision
(2)  Twelve-month period
(*)  Not reviewed by Independent Accountants

                                                                               2

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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------
MARKET

ENERGY SOLD
Energy sold in the first nine months of 2003 totaled 4,412,902 MWh (*), 5.3% lower than the 4,661,858 in the same period in 2002. The decline witnessed in the industrial and commercial segment was due mainly to the discontinuation of Vale do Rio Doce and Samarco as customers, as they elected to become free consumers as of January 2003.

The remaining customer segments showed significant growth.

-------------------------------------------------------------------------------
                                     MWh (*)

-------------------------------------------------------------------------------
                  PARENT COMPANY                             CONSOLIDATED
-------------------------------------------------------------------------------
                Up to September 30                    Up to September 30
------------------------------------------------------------------------------
                  2003         2002    % Change    2003         2002  % Change
------------------------------------------------------------------------------
Retail:
 Residential      908,410      840,271     8.1   1,554,245   1,468,239     5.9
 Industrial     2,042,274    2,391,003   (14.6)  2,528,101   2,889,274   (12.5)
 Commercial       563,400      616,728    (8.6)    967,081   1,003,335    (3.6)
 Rural            288,759      233,824    23.5     504,543     433,525    16.4
 Other            374,767      345,198     8.6     670,337     629,227     6.5
------------------------------------------------------------------------------
                4,177,610    4,427,024    (5.6)  6,224,307   6,423,600    (3.1)
Wholesale         235,292      234,834     0.2     257,968     253,759     1.7
------------------------------------------------------------------------------
TOTAL           4,412,902    4,661,858   (5.3)   6,482,275   6,677,359    (2.9)
------------------------------------------------------------------------------
              (*) Not reviewed by Independent Accountants.

CUSTOMER PROFILE

The sales volume and revenue breakdown among residential and industrial customers underwent a significant change in the first nine months of 2003, mainly as a result of customers that became free consumers and chose to obtain energy from sources other than ESCELSA.

------------------------------------------------------------------------------
                                 PARENT COMPANY
------------------------------------------------------------------------------
                  Up to September 30, 2003        Up to September 30, 2002
------------------------------------------------------------------------------
             % of Energy Sold   % of Revenue   % of Energy Sold  % of Revenue
------------------------------------------------------------------------------
Retail:
Residential      20.59          34.38              18.02           31.09
Industrial       46.28          32.42              51.29           37.34
Commercial       12.77          17.91              13.23           17.87
Rural             6.54           5.08               5.02            4.27
Other             8.49           8.00               7.40            7.19
------------------------------------------------------------------------------
                 94.67          97.79              94.96           97.76
Wholesale         5.33           2.21               5.04            2.24
------------------------------------------------------------------------------
Total (*)       100.00         100.00             100.00          100.00
------------------------------------------------------------------------------
(*) Not reviewed by Independent Accountants.

NUMBER OF CUSTOMERS

The number of customers on September 30, 2003 totaled 964,860, an increase of 2.1% compared to the same period last year. During the first nine months of 2003, 10,479 customers were connected.
------------------------------------------------------------------------------
               PARENT COMPANY (*)                   CONSOLIDATED (*)
------------------------------------------------------------------------------
               September 30,     % Change         September 30,       % Change
------------------------------------------------------------------------------
              2003       2002                  2003           2002
------------------------------------------------------------------------------
Retail:

Residential   762,490   749,207     1.8     1,262,554     1,231,904       2.5
Industrial     10,672    11,035   (3.3)        15,120        15,716     (3.8)
Commercial     84,972    83,587     1.7       137,962       135,292       2.0
Rural          97,879    92,219     6.1       143,255       135,632       5.6
Other           8,845     9,082   (2.6)        15,474        15,457       0.1
------------------------------------------------------------------------------
              964,858   945,130     2.1     1,574,365     1,534,001       2.6
Wholesale           2         2       -             5             5         -
------------------------------------------------------------------------------
Total (*)     964,860   945,132     2.1     1,574,370     1,534,006       2.6
------------------------------------------------------------------------------
(*) Not reviewed by Independent Accountants.
                                                                               3

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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------


AVERAGE TARIFF

The average tariff charged to retail customers in September 2003 was R$ 179.41/MWh, while the wholesale rate to other distributors was R$ 81.75/MWh, resulting in an overall average tariff of R$ 173.71/MWh, an increase of 20.1%, compared to the same month last year.

------------------------------------------------------------------------------
                                    R$/MWh(*)
------------------------------------------------------------------------------
                                 PARENT COMPANY
------------------------------------------------------------------------------
                   SEP-2003  SEP-2002  % Change    UP TO     UP TO   % Change
                                                 SEP-2003  SEP-2002
------------------------------------------------------------------------------
Retail:
     Residential    273.74    237.76      15.1    244.44      221.15     10.5
     Industrial     128.64    107.32      19.9    110.48       94.33     17.1
     Commercial     252.35    200.11      26.1    219.32      175.36     25.1
     Rural          165.80    150.29      10.3    148.98      132.51     12.4
     Other          178.58    153.58      16.3    155.11      133.43     16.2
------------------------------------------------------------------------------
                    179.41    149.13      20.3    160.95      134.81     19.4
Wholesale            81.75     66.33      23.2     82.41       66.92     23.1
------------------------------------------------------------------------------
 Average Tariff     173.71    144.66      20.1    156.76      131.39     19.3
------------------------------------------------------------------------------
(*) Not reviewed by Independent Accountants.

PERFORMANCE INDICATORS (*)

In order to more accurately present performance indicators, the amounts have been presented on a 12-month basis to eliminate any effects of seasonality.

        Equivalent Outage Duration per Customer-DEC

        Indicator that measures the average number of hours that customers remain without the supply of electric energy.

        For the period ended September 30, 2003, DEC was 11.41 hours, compared to 14.73 hours in the same period last year, an improvement of 22.5%.

        Equivalent Outage Frequency per Customer-FEC

        Indicator that measures the average number of interruptions in the supply of electric energy, per customer. For the period ended September 30, 2003, FEC was 9.38, compared to 11.34 in the same period last year, an improvement of 17.3%.

        Average Service Response Time-TMA

        Indicator that measures the average time between a complaint of interruptions in energy and the reestablishment of service. For the period ended September 30, 2003, TMA was 120 minutes, compared to 109 minutes in the same period last year.

        Energy Losses

        Energy losses increased during the last twelve months, from 11.55% in the 12-month period ended September 30, 2002 to 11.92% in the same period this year, a difference of 3.2%. The Company has undertaken initiatives to reduce losses, particularly among commercial customers.

(*) Not reviewed by Independent Accountants.
                                                                               4


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GRUPO   ESCELSA
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                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------
FINANCIAL PERFORMANCE

INCOME FROM OPERATIONS

Income from operations in the first nine months of 2003 totaled R$85,555 thousand compared to R$48,620 thousand in the same period last year, resulting in an EBITDA of R$156,964 thousand, and an EBITDA margin of 23.4%. The main items of income from operations were:

----------------------------------------------------------------------------------------
                          thousands of reais
----------------------------------------------------------------------------------------
                            PARENT COMPANY                         CONSOLIDATED
----------------------------------------------------------------------------------------
                                Up to 3rd Quarter             Up to 3rd Quarter
----------------------------------------------------------------------------------------
                         2003          2002     % Change     2003       2002     % Change
----------------------------------------------------------------------------------------


Gross operating revenues   963,060     830,811    15.9     1,503,545   1,240,423    21.2
Deductions from          (292,017)   (241,179)    21.1     (424,375)   (337,736)    25.7
  operating revenues
Net operating revenues     671,043     589,632    13.8     1,079,170     902,687    19.6
Operating expenses       (585,488)   (541,012)     8.2     (925,379)   (843,166)     9.8
Income from operations      85,555      48,620    76.0       153,791      59,521   158.4
Operating margin - %          12.7         8.2    54.6          14.3         6.6   116.1
EBITDA                     156,964     102,263    53.5       276,348     168,420    64.1
EBITDA margin - %             23.4        17.3    34.9          25.6        18.7    37.2
----------------------------------------------------------------------------------------

OPERATING REVENUES

Gross operating revenues in the first nine months of 2003 totaled R$930,060 thousand, 15.92% higher compared to the same period last year. Revenue from the retail sector was R$893,984 thousand, 15.97% higher than the same period last year, due to rate increases implemented in 2002.

Lower wholesale energy sales in the first nine months of 2003 compared to the same period last year reflects lower short-term supply sales of excess energy when compared with the previous year.

The increase in other revenues is due to the growth in the utilization of the transmission and distribution system by free consumers and revenues resulting from the agreement with CST.

Net operating revenues in the first nine months of 2003 totaled R$671,043 thousand, 13.81% higher than the same period in 2002



-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Thousands of reais
-----------------------------------------------------------------------------------------------------------------------------------
                                                    PARENT COMPANY                          CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Up to 3rd Quarter
-----------------------------------------------------------------------------------------------------------------------------------
                                             2003         2002       % Change           2003           2002      % Change
-----------------------------------------------------------------------------------------------------------------------------------
Retail:

     Residential                          302,041       239,406         26.16         499,084       392,701         27.09
     Industrial                           284,814       287,501        (0.93)         368,768       353,726          4.25
     Commercial                           157,331       137,633         14.31         268,662       224,520         19.66
     Rural                                 44,613        32,893         35.63          80,222        60,145         33.38
     Other                                 70,252        55,357         26.91         126,563        98,462         28.54
     Emergency capacity charge             34,933        11,271        209.94          49,145        15,539        216.27
     Regulatory assets/other                              6,845      (100.00)          22,597        35,410       (36.18)
                                       --------------------------------------------------------------------------------------------
                                          893,984       770,906         15.97       1,415,041     1,180,503         19.87
                                       ============================================================================================
Wholesale:
     Other distributors                    19,389        17,239         12.47          22,860        20,318         12.51
     Short-term                                75        24,839       (99.70)           (688)         8,039      (108.56)
                                       --------------------------------------------------------------------------------------------
                                           19,464        42,078       (53.74)          22,172        28,357       (21.81)
                                       --------------------------------------------------------------------------------------------
Other revenues                             49,612        17,827        178.30          66,332        31,563        110.69
                                       --------------------------------------------------------------------------------------------
Gross operating revenues                  963,060       830,811         15.92       1,503,545     1,240,423         21.23
Operating revenues deductions           (292,017)     (241,179)         21.08       (424,375)     (337,736)         25.65
                                       --------------------------------------------------------------------------------------------
Net operating revenues                    671,043       589,632         13.81       1,079,170       902,687         19.57
-----------------------------------------------------------------------------------------------------------------------------------

                                                                               5
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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------
ENERGY PURCHASED

-------------------------------------------------------------------------------
                                   PARENT COMPANY(*)        CONSOLIDATED(*)
-------------------------------------------------------------------------------
                                                 Up to 3rd Quarter
                                  ---------------------------------------------
                                     2003        2002        2003       2002
                                  ---------------------------------------------
From FURNAS and TRACTEBEL
  Energy contracted- MWh          3,003,426   3,978,644   4,358,596   5,805,652
  Expenses - thousands of reais     172,993     191,375     244,719     263,244
  Average tariff - R$/MWh             57.60       48.10       56.15       45.34
-------------------------------------------------------------------------------
From ITAIPU
  Energy contracted- MWh          1,343,195   1,303,753   1,890,542   1,834,847
  Expenses - thousands of reais     126,834     127,018     178,638     178,821
  Average tariff - R$/MWh             94.43       97.42       94.49       97.46
-------------------------------------------------------------------------------
From OTHER SUPPLIERS
  Energy contracted- MWh             66,980           -     401,898     123,772
  Cesa - MWh                         16,839      16,839           -           -
  Expenses - thousands of reais       7,590       1,567      36,819      13,757
  Average tariff - R$/MWh             90.55       93.06       91.61      111.15
-------------------------------------------------------------------------------
Transport of electricity
  from ITAIPU
  Expenses - thousands of reais       5,409       4,513       7,614       6,351
  Average tariff - R$/MWh              4.03        3.46        4.03        3.46
-------------------------------------------------------------------------------
Transport of electricity
  from OTHER
  Expenses - thousands of reais      55,757      44,909      89,304      73,395
  Average tariff - R$/MWh             18.56       11.29       20.49       12.64
-------------------------------------------------------------------------------
SECTOR GENERAL AGREEMENT AND CVA
  Expenses - thousands of reais       5,309    (13,109)     (1,391)    (27,660)
-------------------------------------------------------------------------------
OTHER EXPENSES
  Expenses - thousands of reais       2,157         686       2,419         975
-------------------------------------------------------------------------------
TOTAL
  Energy contracted- MWh          4,430,440   5,299,236   6,651,036   7,764,271
  Expenses - thousands of reais     376,049     356,959     558,122     508,883
  Average cost - R$/MWh               84.88       67.36       83.92       65.54
-------------------------------------------------------------------------------
(*) Not reviewed by Independent Accountants.

OPERATING COSTS

Operating costs, including operating expenses plus RGR quotas, increased 8.1% from R$552,531 thousand in the first nine months of 2002 to R$597,446 thousand in the same period this year.

Costs managed by the Company increased 24.5% from R$100,573 thousand in the first nine months of 2002 to R$125,205 thousand in the same period this year. Depreciation increased by 3.6%.

Operating costs outside Company control increased by 4.6%.

The increase in costs managed by the Company was due to the following factors:

a) Personnel - lower transfer of costs to investments due to the reduction of such costs through 3Q03 and the salary increase and provisions and social costs related to the salary adjustment that occurred with the implementation of the Company's compensation policy;

b)   Materials - higher fuel costs for vehicles used for company transport;

c) Third-party services - higher costs related to disconnection, reconnection, meter reading and invoice delivery to customers.

d) Others -higher expenses incurred with energy conservation programs, software fees, contributions to the National Science and Technology Development Fund and Energy Development Account and an adjustment in the provision for doubtful accounts.

During the first nine months of 2003 the Company conservatively provided for R$13,880 thousand for adjustments to employee and fiscal liability provisions

The increase in costs outside Company control is a result of higher energy expenses from Furnas, due to rate increases in August of 2003.

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GRUPO    ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------

                                          Thousands of reais
                                           PARENT COMPANY
                                          Up to 3rd Quarter
                                   2003               2002
-------------------------------------------------------------------------------
                               R$ thousand   %    R$ thousand     %   Change%
-------------------------------------------------------------------------------
Company Controlled Costs:

     Personnel                     51,428   8.61     47,226     8.55     8.9
     Material                       5,863   0.98      5,147     0.93    13.9
     Third party services          23,764   3.98     23,177     4.19     2.5
     Provision for contingencies   13,880   2.32      1,959     0.35   608.5
     Other                         30,270   5.07     23,064     4.17    31.2
-------------------------------------------------------------------------------
                                  125,205  20.96    100,573    18.20    24.5
-------------------------------------------------------------------------------
Depreciation                       44,151   7.39     42,621     7.71     3.6
-------------------------------------------------------------------------------
TOTAL COMPANY CONTROLLED COSTS    169,356  28.35    143,194    25.92    18.3
-------------------------------------------------------------------------------
Outside Company Control:

     Energy purchased             376,049  62.94    356,959    64.60     5.3
     CCC                           32,582   5.45     38,095     6.89  (14.5)
     CDE                            4,581   0.77          -        -       -
     Financial compensation         1,884   0.32      1,818     0.33     3.6
     ANEEL fiscal fee               1,036   0.17        946     0.17     9.5
     RGR                           11,958   2.00     11,519     2.08     3.8
-------------------------------------------------------------------------------
TOTAL COSTS OUTSIDE
  COMPANY CONTROL                 428,090  71.65    409,337    74.08     4.6
-------------------------------------------------------------------------------
GRAND TOTAL                       597,446 100.00    552,531   100.00     8.1
-------------------------------------------------------------------------------

FINANCIAL RESULTS

The net financial result in the first nine months of 2003 was positive by R$164,639 thousand, while in the same period last year was negative by R$746,545 thousand.

This result was mainly due to the impact of the 17.3% appreciation of the real against the U.S. dollar during the period, which caused a significant reduction in monetary variation and interest on the foreign currency debt obligations.

INCOME FOR THE PERIOD

Income for the first nine months of 2003 was R$167,327 thousand, due mainly to the 17.3% appreciation of the real against the U.S. dollar.

CASH AND EQUIVALENTS

On September 30, 2003 the balance of ESCELSA's cash and equivalents totaled R$199,636 thousand at the parent company and R$211,222 thousand on a consolidated basis, as per the table below:

-------------------------------------------------------------------------------
                                        PARENT COMPANY             CONSOLIDATED
-------------------------------------------------------------------------------
                                                 September 30, 2003
-------------------------------------------------------------------------------
                                       Thousands      US$    Thousands    US$
                                       of reais    Thousand  of reais  Thousand
                                       ----------------------------------------
Investments in Reais:

Cash and bank                                2,302       -     3,794         -
Banking Certificates of Deposits                 -       -       786         -
Investment funds                                 -             9,255
Other                                          218       -       271         -
                                       ----------------------------------------
Total real denominated investments           2,520       -    14,106         -
                                       ========================================
Investments in Dollars:

     Currency Exchange
       Securities- NBC's                   197,116  67,427   197,116    67,427
                                       ----------------------------------------
Total Dollar denominated investments       197,116  67,427   197,116    67,427
                                       ========================================
Total cash and equivalents                 199,636  67,427   211,222    67,427
                                       ========================================
US dollar = 2.9234 Real
-------------------------------------------------------------------------------

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GRUPO    ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
                          STATEMENTS OF CASH FLOWS (*)
                        (In thousands of Brazilian reais)
                 (Convenience Translation into English from the
                    Original Previously Issued in Portuguese
                                                      PARENT COMPANY                             CONSOLIDATED
                                            ---------------------------------------------------------------------------------------
                                              Up to 2003     Up to 3rd      1st Half     Up to         Up to 3rd      1st Half
                                             3rd Quarter    Quarter 2002     2003     3rd Quarter    Quarter 2002       2003
                                            ---------------------------------------------------------------------------------------

From operations:
Net Income(loss) for the period                 167,327      (658,439)     183,260      167,327     (658,439)       183,260
Adjustments to reconcile income to cash
  provided by operating activities:
     Operating activities:
    Long term interest and monetary
      and exchange variation                  (265,962)        701,914   (284,993)    (285,862)       751,937     (301,330)
    Equity in subsidiaries                     (13,326)         34,449     (3,787)            -             -             -
    Depreciation and amortization                44,151         42,621      29,332       86,904        91,211        58,144
    Disposal of property, plant and equipment     1,624          3,507       1,441        6,558         7,188         2,434
    Provision for losses - UTE Campo Grande           -              -           -       19,794             -        19,794
    Provision for contingencies                   6,852          9,153       2,927       21,068        12,880        11,835
    Regulatory assets                                 -          9,339           -     (22,597)      (11,890)      (11,028)
    Liabilities adjustments                       9,104          5,829       5,691        9,104         5,829         5,691
    Deferred income taxes                        36,593       (76,328)      39,699       42,851      (83,564)        43,304
    Minority share in profit                          -              -           -        (536)      (14,521)       (2,845)
    Remuneration on construction
      work in progress                                -              -           -        (812)         (909)         (561)
                                                -----------------------------------------------------------------------------
                                               (13,637)         72,045    (26,430)       43,799        99,722         8,698
                                                -----------------------------------------------------------------------------
Changes in current assets and liabilities:
    Accounts receivable                          46,175       (65,869)      19,777       29,721      (75,421)       (2,014)
    Other accounts receivable                    17,106         14,359      27,299       15,394         3,008        25,862
    Other credits-UTE Campo Grande                    -              -           -     (43,559)             -      (42,727)
    Other credits                                45,666        (1,512)      45,931       42,204       (2,767)        44,545
    Prepaid expenses                           (58,637)          2,135    (10,718)     (85,765)       (3,983)      (29,040)
    Suppliers                                   (6,205)       (20,253)    (14,930)        (378)      (14,253)      (13,797)
    Accrued taxes and social contributions     (45,131)         9,103         203      (36,556)         4,556        11,517
    Accrued  obligations                            376             12     (2,848)       1,923          1,585       (2,736)
    Regulatory charges                            1,685        (2,788)       1,570        2,563       (3,218)         1,259
    Postretirement benefits                       (556)             -        (390)        (556)            -          (390)
    Variation of Parcel A items                  14,498          3,082      16,805       19,891         4,604        20,977
    Other                                        14,057          7,167       7,548       18,913        10,542        12,275
                                                -----------------------------------------------------------------------------
                                                 29,034       (54,564)      90,247     (36,205)      (75,347)        25,731
                                                -----------------------------------------------------------------------------
Change in non-current assets and liabilities:
    Accounts receivable                           5,194              -       5,643       13,458             -        13,987
    Escrow deposits                            (13,195)        (8,318)     (9,235)     (21,580)      (13,798)      (14,447)
    Tariff bonus and surcharges                      28         11,321           -        3,929        16,613             -
    Accrued taxes and social contributions       44,040              -           -       47,566             -             -
    Affiliates and subsidiaries                   2,636        (4,116)       4,731        1,659       (3,528)           208
    Prepaid expenses                              4,851        (8,621)    (25,862)        3,577      (25,620)      (26,993)
    Variation of Parcel A items                   5,475          4,896      14,416        6,039         7,940        14,036
    Other credits - low income                    9,675              -       4,940       15,359             -         6,340
    Suppliers                                   (1,546)              -       (744)      (1,546)             -         (744)
    Other                                        19,491        (1,279)      17,538       22,107       (1,624)        22,949
                                                -----------------------------------------------------------------------------
                                                 76,649        (6,117)      11,427       90,568      (20,017)        15,336
                                                -----------------------------------------------------------------------------
Net cash provided (use in)
  operating activities                           92,046         11,364      75,244       98,162         4,358        49,765
                                                -----------------------------------------------------------------------------
     Investing activities:

    Additions to property, plant
     and equipment                             (36,358)       (36,353)    (22,504)    (103,757)     (133,571)      (59,841)
    Additions to investments                  (117,389)       (99,395)   (101,133)           1          (105)            2
    Additions to deferred charges                     -              -           -           79             -            -
    Obligations related to the concession         5,759          3,023       3,913       13,167         4,418         5,400
                                                -----------------------------------------------------------------------------
Net cash used in investing activities         (147,988)      (132,725)    (19,724)     (90,510)     (129,258)      (54,439)
                                                -----------------------------------------------------------------------------
Financing activities:

    Loans and financing                         (4,007)       172,883      (5,578)     (74,290)       189,019      (51,913)
    Accrued interest and fees                  (47,959)       (19,654)    (12,955)     (48,232)      (14,042)      (13,176)
    Dividends                                         -              -           -        (536)       (4,053)         (291)
    Affiliates and subsidiaries                    (51)              -        (70)           -       (10,319)            -
                                                -----------------------------------------------------------------------------
Net cash provided by (used in)
  financing activities                         (52,017)        153,229    (18,603)    (123,058)       160,605      (65,380)
                                                -----------------------------------------------------------------------------
Net increase(decrease) in cash and
    cash equivalents                          (107,959)         31,868    (63,083)    (115,406)        35,705      (70,054)
                                                =============================================================================
Cash and cash equivalents at
    beginning of period                         307,595        257,765     307,595      326,628       259,497      326,628
Cash and cash equivalents at end
    of period                                   199,636        289,633     244,512      211,222       295,202      256,574
                                                -----------------------------------------------------------------------------
                                              (107,959)         31,868    (63,083)    (115,406)        35,705      (70,054)
                                                =============================================================================


(*) Not reviewed by Independent Accountants.

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

                                         UNCONSOLIDATED STATEMENTS OF INCOME BY QUARTER
                                               (in thousands of Brazilian Reais)
                          (Convenience Translation into English from the Original Previously Issued in Portuguese)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       2 0 0 3
----------------------------------------------------------------------------------------------------------------------------------
                                                              1st Quarter    2nd Quarter     3rd Quarter      Total
----------------------------------------------------------------------------------------------------------------------------------

NET OPERATING REVENUES                                          237,708        205,146        228,189         671,043
                                                            ----------------------------------------------------------------------

OPERATING EXPENSES:                                           (184,664)      (199,590)      (201,234)       (585,488)
                                                            ----------------------------------------------------------------------
    Electricity purchased for resale                          (122,881)      (121,970)      (131,198)       (376,049)
    Depreciation and amortization                              (14,573)       (14,759)       (14,819)        (44,151)
    Personnel                                                  (15,817)       (17,426)       (18,185)        (51,428)
    Material                                                    (1,936)        (1,667)        (2,260)         (5,863)
    Third-party services                                        (7,783)        (7,398)        (8,583)        (23,764)
    Fuel usage quota - CCC                                     (10,522)       (10,548)       (11,512)        (32,582)
    Provision for contingencies                                   (140)       (13,861)            121        (13,880)
    Other                                                      (11,012)       (11,961)       (14,798)        (37,771)
                                                            ----------------------------------------------------------------------

INCOME FROM OPERATIONS                                           53,044          5,556         26,955          85,555
                                                            ----------------------------------------------------------------------
EQUITY IN SUBSIDIARIES                                            3,327            460          9,539          13,326
                                                            ----------------------------------------------------------------------
FINANCIAL REVENUES                                               60,952          5,725         31,198          97,875
                                                            ----------------------------------------------------------------------
FINANCIAL EXPENSES:                                               8,591        150,522       (92,349)          66,764
                                                            ----------------------------------------------------------------------
    Monetary variation - electricity purchase                   (7,091)        (5,716)        (6,099)        (18,906)
    Monetary and exchange variation on loans and financing       74,488        215,335       (24,524)         265,299
    Interest on loans and financing                            (50,486)       (45,403)       (50,174)       (146,063)
    Other                                                       (8,320)       (13,694)       (11,552)        (33,566)
                                                            ----------------------------------------------------------------------

             FINANCIAL RESULTS                                   69,543        156,247       (61,151)         164,639
                                                            ----------------------------------------------------------------------
NON-OPERATING INCOME(LOSS), NET                                 (1,303)          (199)        (1,609)         (3,111)
                                                            ----------------------------------------------------------------------
INCOME(LOSS) BEFORE TAXES                                       124,611        162,064       (26,266)         260,409
    Social contribution and income tax                         (42,485)       (60,930)         10,333        (93,082)
                                                            ----------------------------------------------------------------------
NET INCOME(LOSS) FOR THE PERIOD                                  82,126        101,134       (15,933)         167,327
----------------------------------------------------------------------------------------------------------------------------------
                                                FINANCIAL RATIOS AND OTHER INFORMATION
----------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                           71,622         39,349         45,993         156,964
                                                            ----------------------------------------------------------------------
(+)Financial revenues                                            60,952          5,725         31,198          97,875
(+)Non-operating income (loss), net                             (1,303)          (199)        (1,609)         (3,111)
                                                            ----------------------------------------------------------------------
=Adjusted EBITDA                                                131,271         44,875         75,582         251,728
CAPITAL EXPENDITURE                                              11,586         10,918         13,854          36,358
TOTAL DA DIVIDA                                               1,870,016      1,644,828      1,665,430       1,665,430
INTERES ON LOANS AND FINANCING                                   50,486         45,403         50,174         146,063
EBITDA margin                                                     30.1%          19.2%          20.2%           23.4%
EBITDA/Interest on loans and financing                             1,4x           0,9x           0,9x            1,1x
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
                                                         2 0 0 2

----------------------------------------------------------------------------------------------------------------------------------
                                              1st Quarter   2nd Quarter     3rd Quarter    4th Quarter      Total   LTM SEPTEMBER
                                                                                                                         2003
                                              -------------------------------------------------------------------------------------
NET OPERATING REVENUES                          208,163         163,182        218,287        247,616       837,248     918,659
                                              ----------------------------------------------------------------------------------
OPERATING EXPENSES:                           (176,949)       (169,496)      (194,567)      (201,271)     (742,283)   (786,759)
                                              ----------------------------------------------------------------------------------
    Electricity purchased for resale          (108,323)       (116,240)      (132,396)      (142,881)     (499,840)   (518,930)
    Depreciation and amortization              (14,131)        (14,212)       (14,278)       (14,460)      (57,081)    (58,611)
    Personnel                                  (14,225)        (15,474)       (17,527)       (15,879)      (63,105)    (67,307)
    Material                                    (1,557)         (1,653)        (1,937)        (1,701)       (6,848)     (7,564)
    Third-party services                        (7,698)         (7,405)        (8,074)        (8,772)      (31,949)    (32,536)
    Fuel usage quota - CCC                     (12,907)        (13,557)       (11,631)       (10,439)      (48,534)    (43,021)
    Provision for contingencies                       0         (1,256)       1,256.00        (3,246)       (3,246)    (17,126)
    Other                                      (18,108)             301        (9,980)        (3,893)      (31,680)    (41,664)
                                              ----------------------------------------------------------------------------------

INCOME FROM OPERATIONS                           31,214         (6,314)         23,720         46,345        94,965     131,900
                                              ----------------------------------------------------------------------------------
EQUITY IN SUBSIDIARIES                            8,268        (22,720)       (19,997)       (30,849)      (65,298)    (17,523)
                                              ----------------------------------------------------------------------------------

FINANCIAL REVENUES                               19,215          44,805         34,552         39,200       137,772     137,075
                                              ----------------------------------------------------------------------------------
FINANCIAL EXPENSES:                            (37,757)       (285,350)      (522,010)        101,198     (743,919)     167,962
                                              ----------------------------------------------------------------------------------
    Monetary variation
    - electricity purchase                        (305)         (3,569)          (194)        (4,958)       (9,026)    (23,864)
    Monetary and exchange variation on
    loans and financing                         (2,821)       (232,751)      (466,210)        157,413     (544,369)     422,712
    Interest on loans and financing            (32,037)        (42,005)       (50,456)       (45,829)     (170,327)   (191,892)
    Other                                       (2,594)         (7,025)        (5,150)        (5,428)      (20,197)    (38,994)
                                              ----------------------------------------------------------------------------------
             FINANCIAL RESULTS                 (18,542)       (240,545)      (487,458)        140,398     (606,147)     305,037
                                              ----------------------------------------------------------------------------------
NON-OPERATING INCOME(LOSS), NET                 (2,974)            (82)          (952)        (9,545)      (13,553)    (12,656)
                                              ----------------------------------------------------------------------------------
INCOME(LOSS) BEFORE TAXES                        17,966       (269,661)      (484,687)        146,349     (590,033)     406,758
    Social contribution and income tax          (3,811)          81,138            616          2,838        80,781    (90,244)
                                              ----------------------------------------------------------------------------------
NET INCOME(LOSS) FOR THE PERIOD                  14,155       (188,523)      (484,071)        149,187     (509,252)     316,514
--------------------------------------------------------------------------------------------------------------------------------
                                               FINANCIAL RATIOS AND OTHER INFORMATION
--------------------------------------------------------------------------------------------------------------------------------
                                              ----------------------------------------------------------------------------------
EBITDA                                           48,395          12,736         41,132           65,944     168,207     222,908
                                              ----------------------------------------------------------------------------------
(+)Financial revenues                            19,215          44,805         34,552           39,200     137,772     137,075
(+)Non-operating income (loss), net             (2,974)            (82)          (952)          (9,545)    (13,553)    (12,656)
                                              ----------------------------------------------------------------------------------
=Adjusted EBITDA                                 64,636          57,459         74,732           95,599     292,426     347,327
CAPITAL EXPENDITURE                              12,241          10,587         13,525           14,538      50,891      50,896
TOTAL DA DIVIDA                               1,242,033       1,479,253      2,078,711        1,935,399   1,935,399   1,665,430
INTERES ON LOANS AND FINANCING                   32,037          42,005         50,456           45,829     170,327     191,892
EBITDA margin                                     23.2%            7.8%          18.8%            26.6%       20.1%       24.3%
EBITDA/Interest on loans and financing             1,5x            0,3x           0,8x             1,4x        1,0x        1,2x
----------------------------------------------

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


                                 BALANCE SHEETS

                        (In thousands of Brazilian reais)

 (Convenience Translation into English from the Original Previously Issued in Portuguese)

A S S E T S                                                   PARENT COMPANY                        CONSOLIDATED
                                              -------------------------------------------------------------------------------------
                                                          SEP-03          JUN-03              SEP-03              JUN-03
                                              -------------------------------------------------------------------------------------

CURRENT:
     Cash and banks                                          2,302           4,465               3,794              5,966
     Accounts receivable                                   231,865         257,785             427,978            447,326
     Other accounts receivable                              13,650           4,435              16,460              8,474
     Allowance for doubtful accounts                      (31,062)        (30,584)            (46,299)           (45,443)
     Recoverable taxes                                      21,398          20,420              44,539             42,028
     Material and supplies                                   3,182           3,364               5,109              5,540
     Marketable securities                                 197,334         240,047             207,428            250,608
     Deposits                                                1,659           1,266               1,659              1,266
     Prepaid expenses                                       64,416          16,497             110,241             53,517
     Services in progress                                    7,625           7,519              10,055              9,615
     Accounts receivable - UTE Campo Grande                      -               -              49,656             48,824
     Other credits                                           1,055           1,289               7,763              6,284
                                              -------------------------------------------------------------------------------------
                                                           513,424         526,503             838,383            834,005
                                              -------------------------------------------------------------------------------------
LONG-TERM ASSETS:

     Accounts receivable                                   185,646         185,197             276,703            279,270
     Tariff bonus and surcharges                             5,805           5,833               5,805              5,833
     Deferred income taxes                                 125,895         122,789             236,164            235,711
     Escrow deposits                                        85,370          81,410             116,133            109,000
     Deposits                                                    -               -               6,377              5,738
     Debt issuance costs                                     2,113           2,305               2,113              2,305
     Prepaid expenses                                       88,714         119,427             138,796            169,366
     Other credits - low income consumers                    3,359           8,094               3,359             12,378
     Other credits                                           7,778           7,351              11,229             11,398
     Affiliates and subsidiaries                             4,075           1,980              74,318             72,053
                                              -------------------------------------------------------------------------------------
                                                           508,755         534,386             870,997            903,052
                                              -------------------------------------------------------------------------------------
PERMANENT ASSETS:

     Investments                                           878,365         852,570             374,213            374,275
     Property, plant and equipment                         740,368         743,362           1,480,482          1,476,446
                                              -------------------------------------------------------------------------------------
                                                         1,618,733       1,595,932           1,854,695          1,850,721
                                              -------------------------------------------------------------------------------------
TOTAL ASSETS                                             2,640,912       2,656,821           3,564,075          3,587,778
                                              =====================================================================================

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

                                 BALANCE SHEETS

                        (In thousands of Brazilian reais)

 (Convenience Translation into English from the Original Previously Issued in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY                        PARENT COMPANY                               CONSOLIDATED
                                           ----------------------------------------------------------------------------------------
                                                     SEP-03                JUN-03                SEP-03                JUN-03
                                           ----------------------------------------------------------------------------------------
CURRENT LIABILITIES:

     Loans and financing                            178,601               167,634              346,340               349,321
     Accrued taxes and social contributions          24,371                69,705               51,326                99,402
     Suppliers                                       98,535                89,810              154,940               141,560
     Accrued interest and fees                       27,789                62,985               38,575                73,865
     Dividends                                           21                    21                   33                    33
     Accrued  obligations                            13,394                10,170               25,178                19,834
     Regulatory charges                               8,834                 8,719               15,449                15,094
     Postretirement benefits                          1,486                 1,652                1,486                 1,652
     Payroll                                          8,196                 1,850               10,882                 3,446
     Public lighting                                  7,368                 7,289                7,368                 7,289
     Variation of Parcel A items                     19,769                22,766               30,117                31,893
     Other accounts payable                          11,463                10,871               20,546                20,384
                                           ----------------------------------------------------------------------------------------
                                                    399,827               453,472              702,240               763,773
                                           ----------------------------------------------------------------------------------------
LONG - TERM LIABILITIES:

     Suppliers                                       56,800                57,602               78,089                82,132
     Loans and financing                          1,486,829             1,477,194            1,867,289             1,864,652
     Accrued interest and fees                            -                    -                    42                     -
     Provision for contingencies                    133,921               129,996              187,834               178,466
     Postretirement benefits                         28,212                28,212               28,212                28,212
     Accrued taxes and social contributions          44,040                     -               47,566                     -
     VAT - Vale do Rio Doce                          35,912                33,501               35,912                33,501
     Affiliates and subsidiaries                         86                    67                  152                   133
     Variation of Parcel A items                     35,017                43,958               38,058                46,055
     Other accounts payable                          29,919                26,537               31,943                30,380
                                           ----------------------------------------------------------------------------------------
                                                  1,850,736             1,797,067            2,315,097             2,263,531
                                           ----------------------------------------------------------------------------------------
MINORITY INTEREST                                         -                     -              156,389               154,192
                                           ----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:

     Capital stock                                  153,947               153,947              153,947               153,947
     Capital reserves                                65,688                65,688               65,688                65,688
     Retained earnings                              167,327               183,260              167,327               183,260
                                           ----------------------------------------------------------------------------------------
                                                    386,962               402,895              386,962               402,895
                                           ----------------------------------------------------------------------------------------
     Credits for capital increase                     3,387                 3,387                3,387                 3,387
                                           ----------------------------------------------------------------------------------------
                                                    390,349               406,282              390,349               406,282
                                           ----------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        2,640,912             2,656,821            3,564,075             3,587,778
                                           ========================================================================================


[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


                              STATEMENTS OF INCOME
           (In thousands of Brazilian reais, except income per share)
 (Convenience Translation into English from the Original Previously Issued in Portuguese)

                                                                         PARENT COMPANY                  CONSOLIDATED

                                                            -----------------------------------------------------------------------
                                                                    Up to 3rd       Up to 3rd      Up to 3rd       Up to 3rd
                                                                  Quarter 2003     Quarter 2002   Quarter 2003    Quarter 2002
                                                            -----------------------------------------------------------------------
OPERATING REVENUES:

    Electricity sales to final customers                               859,051        759,635       1,365,896       1,164,964
    Electricity sales to distributors                                   19,464         42,078          22,172          28,357
    Contingency fee                                                     34,933         11,271          49,145          15,539
    Use of transmission and distribution system                         31,767         11,633          33,593          11,661
    Other revenues                                                      17,845          6,194          32,739          19,902
                                                            -------------------------------------------------------------------
                                                                       963,060        830,811       1,503,545       1,240,423
                                                            -------------------------------------------------------------------
    Deductions from operating revenues:

       Global reserve for reversion quota - RGR                       (11,958)       (11,519)        (21,096)        (20,083)
       State value-added taxes - ICMS                                (208,318)      (188,697)       (295,778)       (257,142)
       PIS  and COFINS tax                                            (36,772)       (29,645)        (57,892)        (44,525)
       Contingency fee                                                (34,933)       (11,271)        (49,145)        (15,539)
       Tax on services (ISSQN)                                            (36)           (47)           (464)           (447)
                                                            -------------------------------------------------------------------
                                                                     (292,017)      (241,179)       (424,375)       (337,736)
                                                            -------------------------------------------------------------------
           NET OPERATING REVENUES                                      671,043        589,632       1,079,170         902,687
                                                            -------------------------------------------------------------------
OPERATING EXPENSES:

    Personnel                                                         (51,428)       (47,226)        (92,417)        (84,712)
    Material                                                           (5,863)        (5,147)        (14,735)        (10,503)
    Third-party services                                              (23,764)       (23,177)        (47,549)        (45,908)
    Electricity purchased for resale                                 (376,049)      (356,959)       (558,122)       (509,291)
    Fuel usage quota - CCC                                            (32,582)       (38,095)        (49,209)        (56,696)
    Depreciation and amortization                                     (44,151)       (42,621)        (86,983)        (91,211)
    Provision for contingencies                                       (13,880)        (1,959)        (22,748)         (5,290)
    Other                                                             (37,771)       (25,828)        (53,616)        (39,555)
                                                            -------------------------------------------------------------------
                                                                     (585,488)      (541,012)       (925,379)       (843,166)
                                                            -------------------------------------------------------------------
           INCOME FROM OPERATIONS                                       85,555         48,620         153,791          59,521
                                                            -------------------------------------------------------------------
EQUITY IN SUBSIDIARIES                                                  13,326       (34,449)               -               -
                                                            -------------------------------------------------------------------
FINANCIAL REVENUES:

    Income from temporary cash investments                              38,275         44,989          49,469          56,182
    Increase in overdue collections                                     12,546          7,929          21,557          12,115
    Hedge                                                              (2,176)        15,326          (2,176)          15,326
    Regulatory assets - SELIC                                           37,198         23,187          75,852          40,136
    Other                                                               12,032          7,141          12,363          16,583
                                                            -------------------------------------------------------------------
                                                                        97,875         98,572         157,065         140,342
                                                            -------------------------------------------------------------------
FINANCIAL EXPENSES:

    Monetary variation - electricity purchase                         (18,906)        (4,068)        (19,220)         (6,058)
    Interest on loans and financing                                  (146,063)      (124,498)       (206,188)       (166,798)
    Monetary and exchange variation on loans and financing             265,299      (701,782)         275,788       (757,555)
    Other                                                             (33,566)       (14,769)        (47,841)        (19,712)
                                                            -------------------------------------------------------------------
                                                                        66,764      (845,117)           2,539       (950,123)
                                                            -------------------------------------------------------------------
             FINANCIAL RESULTS                                         164,639      (746,545)         159,604       (809,781)
                                                            -------------------------------------------------------------------
             OPERATING PROFIT (LOSS)                                   263,520      (732,374)         313,395       (750,260)
                                                            -------------------------------------------------------------------
    NON-OPERATING REVENUES                                                 540            400             708             747
    NON-OPERATING EXPENSES                                             (3,651)        (4,408)        (26,881)         (7,814)
                                                            -------------------------------------------------------------------
             NON-OPERATING INCOME (LOSS), NET                          (3,111)        (4,008)        (26,173)         (7,067)
                                                            -------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES                                             260,409      (736,382)         287,222       (757,327)
                                                            -------------------------------------------------------------------
    Social contribution                                               (23,488)         18,786         (30,454)         20,286
    Income tax                                                        (69,594)         59,157         (89,977)         64,081
                                                            -------------------------------------------------------------------
                                                                      (93,082)         77,943        (120,431)         84,367
                                                            -------------------------------------------------------------------
INCOME (LOSS) AFTER TAXES                                              167,327      (658,439)         166,791       (672,960)
                                                            -------------------------------------------------------------------
MINORITY SHARE IN PROFIT                                                     -              -             536          14,521
                                                            -------------------------------------------------------------------

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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


NET INCOME (LOSS) FOR THE PERIOD                                       167,327      (658,439)         167,327       (658,439)
                                                            ===================================================================
        Net Income (loss) per share - R$                                 36.77       (144.68)               -               -
                                                            ===================================================================


1.   OPERATIONAL CONTEXT

Espirito Santo Centrais Eletricas S.A. - ESCELSA is a public Brazilian corporation controlled by the Group Eletricidade de Portugal S.A. - EDP, through IVEN S.A. Engaged in the generation, transmission, distribution and the sale of electric energy, through federal government concession, the Company's activities are regulated by the National Electric Energy Agency (Agencia Nacional de Energia Eletrica - ANEEL), part of the Ministry of Mines and Energy.

Escelsa's activities cover 70 of the 77 municipalities within 41,372 Km(2) (concession area), which represent 90% of the total area of the State of Espirito Santo (ES). Within the concession area, the Company serves 93.97% of Espirito Santo consumers.

ESCELSA is the majority shareholder of (1) MAGISTRA PARTICIPACOES S.A., which is the controlling shareholder of EMPRESA Energetica de Mato Grosso do Sul S.A. - ENERSUL (concessionare of generation, transmission and distribution of electric energy in the State of Mato Grosso do Sul) and 100% shareholder of CASTELO ENERGETICA S.A. - CESA (company incorporated to operate in the exploitation of water resources, thermal energy generation and exploitation of transmission network) of (2) TV a Cabo Vitoria S.A. - TVIX, a Pay TV company servicing residential condominiums in the municipalities of Vitoria and Vila Velha - ES and of (3) ESCELSA PARTICIPACOES S.A. - ESCELSAPAR, which provides various services in the area of information technology.

ESCELSAPAR signed, on March 31, 2003, an agreement with Universo on Line - UOL to promote the transfer of part of ESCELSAPAR customers to UOL. It resulted in the discontinuance of ESCELSAPAR internet provider services in some areas located in Espirito Santo and Mato Grosso do Sul.

ESCELSAPAR will continue to render services specially to ESCELSA and ENERSUL, in the attendance of electric energy consumers, via internet.

The subsidiary ENERSUL has taken steps to raise funding through long-term obligations with domestic and international banks, to improve its liquidity position and its overall debt profile, both in terms of costs and maturity.

2.   PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting practices set forth by the Brazilian Corporate Law, specific legislation applicable to electric utility concessionaires established by National Electric Energy Agency
- ANEEL and regulations of the Brazilian Securities Commission - CVM, which are basically the same adopted in the December 31, 2002 financial statements, published on March 28, 2003.

3.   MARKETABLE SECURITES

                                                            PARENT COMPANY
                                 -----------------------------------------------------------------------------------
 FINANCIAL INSTITUTION                   TYPE                   MATURITY               Sep-2003           Jun-2003
-------------------------------    ----------------     ----------------------    -----------------  ---------------
Banco Pactual S.A                       NBC-E                  Nov-2006                   104,870           21,747

Citibank S.A                            NBC-E            Dec-2003 to Oct-2006                   -           20,740
Banco Itau S.A.                         NBC-E                  Nov-2006                         -           50,428
Credit Suisse                           NBC-E                  Nov-2006                         -           50,023
Banco BBA Credtanstalt S.A.             NBC-E                  Oct-2006                    92,246           96,884
Other                                   Other                     -                           218              225
                                                                                      -----------        ---------
                                                                                          197,334          240,047
                                                                                      ===========        =========


                                                              CONSOLIDATED
                                 -----------------------------------------------------------------------------------
 FINANCIAL INSTITUTION                   TYPE                   MATURITY               Sep-2003           Jun-2003
-------------------------------    ----------------     ----------------------    -----------------  ---------------
Banco Pactual S.A.                     NBC-E                    Nov-2006                  104,870           21,747
Citibank S.A.                          NBC-E              Dec-2003 to Oct-2006                  -           20,740
Banco Itau S.A.                        NBC-E                    Nov-2006                        -           50,428
Credit Suisse                          NBC-E                    Nov-2006                        -           50,023
Banco BBA Credtanstalt S.A.            NBC-E                    Oct-2006                   92,246           96,884
Citibank S.A.                            NA                    March-2005                     786                -
Banco do Brasil S.A.             Investments Funds                 -                        9,255            9,124
Other                                  Other                       -                          271            1,662
                                                                                  --------------- ----------------
                                                                                          207,428          250,608
                                                                                  =============== ================

Due to loans granted by Banco Pactual to ESCELSA, 57000 NBC-E were placed as warranty (equivalent at September 30, 2003 to R$99,607).

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GRUPO       ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

4.  ACCOUNTS RECEIVABLE

                                                                       PARENT COMPANY

                                                          ---------------------------------------------------------------
                                                             Current   Past due        Past due       Total      Total
                                                                                                     --------------------
CURRENT                                                               up to 90 days  over 90 days    Sep-2003   Jun-2003
                                                          ---------   ------------   ------------   ----------  ---------
 FINAL CUSTOMERS
        Residential                                          30,780         18,127          1,439       50,346    53,923
        Industrial                                           34,390          3,032          3,300       40,722    35,605
        Commercial, services and other activities            18,079          5,505          2,513       26,097    26,678
        Rural                                                 7,898          2,570            724       11,192     9,188
        Public authority:
            Federal                                             511            239            492        1,242     1,451
            State                                             1,364            928         14,826       17,118    17,099
            Municipal                                         1,498          1,281          1,575        4,354     4,162
        Public lighting                                       3,872          2,175          2,819        8,866     8,074
        Public service                                        2,678             57            137        2,872     2,617
        Regulatory assets:
           Recoverable losses                                32,846              -              -       32,846    32,772
           Free energy                                        7,497              -              -        7,497     8,605
        Installment debts                                    10,046          1,073          2,385       13,504    14,624
        Other credits                                        10,614              -              -       10,614     9,969
                                                          ---------   ------------   ------------   ----------  --------
                                                            162,073         34,987         30,210      227,270   224,767
                                                          ---------   ------------   ------------   ----------  --------
 WHOLESALE

        Other distributors                                    3,061              -              -        3,061     2,898
        Spot Market - Short term                                870              -             78          948    29,649
        Other credits                                           586              -              -          586       471
                                                          ---------   ------------   ------------   ----------  --------
                                                              4,517              -             78        4,595    33,018
                                                          ---------   ------------   ------------   ----------  --------
 TOTAL                                                      166,590         34,987         30,288      231,865   257,785
                                                          =========   ============   ============   ==========  ========

LONG-TERM
FINAL CUSTOMERS

        Regulatory assets

           Recoverable losses                                92,934              -              -       92,934    93,921
           Free energy                                       56,800              -              -       56,800    56,377
        State VAT (Vale do Rio  Doce)                        35,912              -              -       35,912    33,501
        Other credits                                             -              -              -            -     1,398
                                                          ---------  -------------    -----------   ---------------------
 TOTAL                                                      185,646              -              -      185,646   185,197
                                                          =========   =============   ============   =========  =========


                                                                             CONSOLIDATED
                                                          -------------------------------------------------------------------
                                                            Current       Past due up    Past due      Total        Total
                                                                                                     ------------------------
 CURRENT                                                                   to 90 days  over 90 days    Sep-2003    Jun-2003
                                                          ------------  -------------  ------------  -------------- -----------
 FINAL CUSTOMERS

        Residential                                          50,885         31,532          4,924       87,341    88,733
        Industrial                                           45,442          4,494          3,974       53,910    49,212
        Commercial, services and other activities..          30,507         10,980          8,332       49,819    49,900
        Rural                                                13,451          3,572          1,123       18,146    16,382
        Public authority:
            Federal                                           1,297            892            885        3,074     3,497
            State                                             2,506            947         14,838       18,291    17,827
            Municipal                                         3,501          2,102          3,518        9,121     8,901
        Public lighting                                       8,351          4,161         14,546       27,058    24,523
        Public service                                        4,906            100            168        5,174     4,880
        Regulatory assets:
           Recoverable losses                                54,487              -              -       54,487    54,712
           Free energy                                       15,628              -              -       15,628    13,852
        Installment debts                                    22,918          1,819          6,172       30,909    34,260
        Other credits                                        45,195          2,703            194       48,092    35,875
                                                          ---------    -----------   ------------   ----------  --------
                                                            299,074         63,302         58,674      421,050   402,554
                                                          ---------    -----------   ------------   ----------  --------
 WHOLESALE

        Other distributors                                    4,143              -                       4,143     3,874
        Spot Market                                           2,121              -             78        2,199    40,427
        Other credits                                           586              -              -          586       471
                                                          ---------    -----------   ------------   ----------  --------
                                                              6,850              -             78        6,928    44,772
                                                          ---------    -----------   ------------   ----------  --------
 TOTAL                                                      305,924         63,302         58,752      427,978   447,326
                                                          =========    ===========   ============   ==========  ========


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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

LONG-TERM ASSETS
FINAL CUSTOMERS

        Regulatory assets

           Recoverable losses                               153,714              -              -      153,714   154,621
           Free energy                                       78,089              -              -       78,089    80,907
        Wholesale - spot market                               3,068              -              -        3,068     3,068
        State VAT (Vale do Rio  Doce)                        35,912              -              -       35,912    33,501
        Other credits                                         5,920              -              -        5,920     7,173
                                                          ---------    -----------   ------------  -----------  --------
                                                          ---------    -----------   ------------  -----------  --------
 TOTAL                                                      276,703              -              -      276,703   279,270
                                                          =========    ===========   ============  ===========  ========


5.   GENERAL AGREEMENT - ELECTRIC ENERGY SECTOR

5.1  - Regulatory Assets

Based on Provisional Measure no. 14, issued on December 21, 2001, converted into Law 10,438 on April 26 2002, and on other pertinent legislation, the Company calculated the amount of the revenue recomposition through extraordinary tariff applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption - PERCEE, in effect from June 2001 to February 2002.

Under the terms of ANEEL Resolutions no. 480 e 481 (related to energy consumption losses), 482 (related to Parcel "A") e 483 (related to Free Energy), all issued on August 29, 2002, the amounts related to revenue recomposition were approved. The extraordinary tariffs are as follows:

o 2.9% for residential clients (except low income users), rural (except low income users) and public lighting;
o    7.9% for all other clients.

Under the terms of ANEEL Resolution no. 484, also dated August 29, 2002, the tariff recomposition will take place over a maximum period of 70 months (82 months - for Enersul), starting after December 2001.

Studies undertaken by the Company indicate that these assets will be fully collected over the maximum term established. According to it no provision for losses was set-up.

         5.1.1 - Recovery of electric energy consumption losses

          The consumption losses used to calculate the extraordinary tariff recomposition were established as follows:

                                                      PARENT COMPANY                   CONSOLIDATED
                                           -----------------------------------  -----------------------------
           DESCRIPTION                           CURRENT         LONG-TERM        CURRENT       LONG-TERM
------------------------------------------ ------------------ ----------------  ------------ ----------------

Balance as of 06/30/2003                          32,772             93,921          54,712        154,621
Recovery through tariff increases                 (8,249)                 -         (13,609)             -
Transfers                                          8,323             (8,323)         13,384        (13,384)
SELIC index adjustment                                 -              7,336               -         12,477
                                           -------------       ------------      ----------    -----------
Balance as of 09/30/2003                          32,846             92,934          54,487        153,714
                                           =============       ============      ==========    ===========

           5.1.2 -  Free Energy

           ANEEL Resolution no. 36/2003, issued on January 29, 2003, updated by ANEEL Resolution no. 89/2003, issued on February 25, 2003, established procedures for the free energy loss reimbursement, which has been paid to generators since February, 2003, as follows:

                                                      PARENT COMPANY                   CONSOLIDATED
                                           -----------------------------------  -----------------------------
           DESCRIPTION                           CURRENT         LONG-TERM        CURRENT       LONG-TERM
------------------------------------------ ------------------ ----------------  ------------ ----------------
Balance as of 06/30/2003                           8,605             56,377          13,852         80,907
Recovery through tariff increases                (3,484)                  -          (5,499)             -
Transfers                                            116              (116)           5,015        (5,015)
SELIC index adjustment                             1,755                  -           1,755              -
SELIC index (adjustment of provision)                505                539           2,260          2,197
                                           ==================  =============     ===========  =============
Balance as of 09/30/2003                           7,497             56,800          15,628         78,089
                                           ==================  =============     ===========  =============


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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

           5.1.3 - Parcel "A"

           The Parcel "A" amounts used to calculate the extraordinary tariff recomposition were established as follows:

                                                  LONG-TERM
                                     -------------------------------------------
           DESCRIPTION               PARENT COMPANY         CONSOLIDATED
--------------------------------------------------------------------------------
Balance as of 06/30/2003                 55,228                93,375
SELIC index adjustment                    3,775                 6,083
PIS/COFINS                                  180                   293
                                       --------           -----------
Balance as of 09/30/2003                 59,183                99,751
                                       ========           ===========

           5.1.4 - CVA

     Amounts registered as CVA are cost variations, calculated from October 26, 2001 onwards and are the following:

                                                    PARENT COMPANY                                                     CONSOLIDATED

                                 -----------------------------------------------------------------------------
                                       Sep-03           Jun-03             Sep-03         Jun-03
                                 ----------------- -----------------   ---------------- ------------
ASSETS

Current
Prepaid expenses

    CVA                                  63,361         15,296            108,917         51,815
    Other                                 1,055          1,201              1,324          1,702
                                   ------------     ----------       ------------   ------------
                                         64,416         16,497            110,241         53,517
                                   ------------     ----------       ------------   ------------
Long-Term Assets
 Prepaid expenses

    Variation of Parcel A items          59,183         55,210             99,751         93,357
    CVA                                  25,169         57,031             32,987         67,011
    Energy Development Account            4,362          7,186              6,058          8,998
                                 --------------- --------------      ------------   ------------
                                         88,714        119,427            138,796         69,366
                                 --------------- --------------      ------------   ------------
LIABILITIES

Current

   CVA                                   19,769         22,076             30,117         31,203
                                 --------------- -------------   ----------------   ------------
Long-Term Liabilities

   CVA                                   35,017         43,958             38,058         46,055
                                 --------------- -------------   ----------------   ------------

           In accordance with the provisions of Inter Ministerial Ordinance No. 116, of April 4, 2003, the balance of the CVA will be integrated into the tariffs for the supply of electric energy for the 24 months subsequent to the annual tariff readjustment to occur between April 8, 2004 and April 7, 2005. The postponement includes, in the case of ESCELSA, the balance for the period of August 2002 to July 2003 and ENERSUL, the period of April 2002 to March 2003, plus the amount to be recorded in the 12 subsequent months to the readjustments of August 2003 and April 2003, respectively.

           Management has maintained the balance in current assets in view of the expectation of release of the short-term financing with the BNDES, under the terms of Provisional Measure no. 127 of August 4, 2003, which established the Emergency Program and Exception Support for the Concessionaires of Electric Energy Distribution Utilities.

6.   TARIFF BONUS AND SURCHARGES

Established by Provisional Measure no. 2,147, issued on May 15, 2001, the Emergency Program for Reducing Electric Energy Consumption - PERCEE, determined, as from June 1, 2001, the collection of a surtax from customers who have exceeded their consumption quotas and granted bonuses in cases in which customers have reduced consumption to levels below their quotas.

Based on Resolution GCE no. 117, of 02/19/2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that the rules above mentioned were no longer applicable.

The balance of payments for bonuses granted, including the concessionaire costs, versus the balance of surtaxes billed/collected from consumers during the Program shows the following position of accounts receivable with the Ministry of Mines and Energy as of September 30, 2003:

     o    Parent Company: R$ 6,795 (06/30/2003-R$ 6,805);

     o    Consolidated : R$ 9,461 (06/30/2003-R$ 10,140).

Of the above amounts, R$5,801 (parent company) and R$8,467 (consolidated) related to costs determined by the Company in the application of the above Program will be compensated via tariffs in accordance with Dispatches SFF/ANEEL no. 154 and 155, of March 28, 2003.

The above mentioned amounts comprise current and long-term receivables.

7.   RECOVERABLE TAXES

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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------



The credits to be recovered, recorded in current assets, are comprised of the following:

                                                 PARENT COMPANY            CONSOLIDATED

                                        --------------------------------  -----------------------------
RECOVERABLE TAXES                           Sep-03          Jun-03          Sep-03          Jun-03
-------------------------------------   ---------------  --------------   -------------  --------------

Withholding income tax                       11,452          16,689          24,252          31,340
Recoverable tax                               6,102               -           6,412               -
Social contribution on net income             2,404           2,383           2,839           2,681
ICMS to be recovered                          1,194           1,059           7,306           4,162
Other                                           246             289           3,730           3,845
                                        -----------     -----------      ----------     -----------
                                             21,398          20,420          44,539          42,028
                                        ===========     ===========      ==========     ===========


8.   DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Tax credits as listed below, generated by fiscal losses, negative basis of social contribution and other amounts that constitute temporary adjustments for reduction of future taxation, were recorded based on Company's estimated future profitability, considering that the realization period will not exceed 10 years.

As a result of the rules laid down by CVM Instruction no. 371, of June 27, 2002, the Company did not record new tax credits as from July 1, 2002.

Once these conditions had been complied with, the amounts of the fiscal assets recorded were as follows:

                                               PARENT COMPANY             CONSOLIDATED
                                       ----------------------------  -----------------------
ASSETS                                     Sep-03          Jun-03      Sep-03       Jun-03
                                       -------------   ------------  ---------   -----------
Tax loss                                   237,918         228,600     561,896      560,538
Temporary additions                        135,647         135,740     178,093      178,185
                                       -------------   ------------  ---------   -----------
                                           373,565         364,340     739,989      738,723
Statutory rate                                 25%             25%         25%          25%
                                       -------------   ------------  ---------   -----------
Income tax                                  93,391          91,085     184,997      184,681
                                       -------------   ------------  ---------   -----------

Negative basis of social contribution      316,689         306,693     536,580      533,945
Temporary additions                         89,605          89,608     115,979      115,982
                                       -------------   ------------  ---------   -----------
                                           406,294         396,301     652,559      649,927
Statutory rate                                  8%              8%          8%           8%
                                       -------------   ------------  ---------   -----------
Social contribution                         32,504          31,704      52,205       51,994
                                       -------------   ------------  ---------   -----------
Adjustments                                      -               -     (1,038)        (964)
                                       -------------   ------------  ---------   -----------
 TOTAL                                     125,895         122,789     236,164      235,711
                                       =============   ============  =========   ===========

Expectations as to the realization of these deferred tax credits, including balances not recorded, are shown as follows:

Amounts recorded:

      EXPECTATION                                                                   2010
          OF                                                                         TO        TOTAL
      REALIZATION                 2003    2005     2006      2007    2008  2009     2012
----------------------------------------------------------------------------------------------------------
Income tax                        3,105   4,371    8,501    12,402  15,421   20,482   29,102       93,391
Social contribution               1,118   1,574    3,060     4,465   5,552    7,373    9,362       32,504
                                -------  ------  -------  --------  ------  -------  -------  -----------
                                  4,223   5,945   11,561    16,867  20,973   27,855   38,471      125,895
                                =======  ======  =======  ========  ======  =======  =======  ===========


                                                    CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------
    EXPECTATION                                                                             2010
        OF                                                                                   TO      TOTAL
    REALIZATION           2003     2004      2005       2006      2007     2008     2009    2012
--------------------------------------------------------------------------------------------------------------------
Income tax                3,508    7,471    16,038     22,941    30,517  35,847    39,566  29,109    184,997
Social contribution       1,269    2,690     5,774      8,258    10,889   5,552     7,373   9,362     51,167
                         ------  -------  --------  ---------  --------  ------  --------  ------  ---------
                          4,777   10,161    21,812     31,199    41,406  41,399    49,908  38,471    236,164
                         ======  =======  ========  =========  ========  ======  ========  ======  =========


Amounts not recorded:

                                                  AFTER 2012
                                   ----------------------------------------
EXPECTATION OF REALIZATION           PARENT COMPANY      CONSOLIDATED
--------------------------------   -----------------   --------------------
Income tax                             81,673              114,139
Social contribution                    23,541               35,476
                                   -----------------   --------------------
                                      105,214              149,615
                                   =================   ====================

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EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


The fiscal credits' expectation of realization is determined based on official projections prepared by the Company's Administration on December 31, 2002. Due to exchange variation, the realization of these credits was accelerated when compared with Company's projections.

9.   AFFILIATES AND SUBSIDIARIES

                                                                  PARENT COMPANY           CONSOLIDATED
----------------------   -----------------------------------  --------------------   ----------------------
     COMPANIES                      TRANSACTION               Sep-03      Jun-03       Sep-03       Jun-03
----------------------   -----------------------------------  -------   ----------   ----------  ----------
MAGISTRA                   Pass-through of costs and loans       12          23        73,805       71,410
ENERSUL                         Pass-through of costs         2,898         848             -            -
ESCELSAPAR                      Pass-through of costs             -          80             -            -
CESA                            Pass-through of costs           652         386             -            -
OTHER SUBSIDIARIES              Pass-through of costs           513         643           513          643
                                                            -------     -------      --------      -------
                                                              4,075       1,980        74,318       72,053
                                                            =======     =======      ========      =======


         The Company does not engage in transactions or agreements with related companies under terms or conditions more/less favorable than would be exercised with third parties. The transactions refer essentially to pass-through of costs to/from related companies.

         The consolidated financial statements show primarily the balance of inter-company loans between related company MAGISTRA and the subsidiary ESC90, as detailed below, which were made at similar terms to those current in the Brazilian financial market. The terms and conditions of the main obligations are as follows:

                  1.(0)) Interest rate: TJLP + 4% p.a.; Maturity: November, 2004; Balance: R$ 5,969 (R$ 5,744 on 06/30/2003)

                  2.(0))  Interest rate: 100% of CDI;
                          Maturity: several dates through end of the year 2003;
                          Balance: R$ 67,836  (R$ 65,666 on 06/30/2003)

MAGISTRA's financial income from subsidiary ESC90 totaling R$ 10,634 (R$ 6,560 on September 30, 2002) in the consolidated statement is recorded as "Other financial income". The guarantees are promissory notes corresponding to 125% of principal.

10.  OTHERS CREDITS - UTE CAMPO GRANDE

In view of the decision of ENERSUL's Administration to sell these assets, an appraisal was undertaken of all the costs incurred with the project, including the thermoelectric plant itself, substations and associated distribution lines, for the purpose of accounting for these as part of current assets, and a provision in 2003 in the amount of R$19,794 (R$ 51,828 in 2002) was set-up to reduce the assets to their market value.

                                                     CONSOLIDATED
                                                   ----------------

Balance as of December 31, 2002                         25,891
Payment in the quarter                                  13,594
Balance as of March  31, 2003                           39,485
Payment in the quarter                                  29,133
Market value adjustment                                (19,794)
Balance as of June 30, 2003                             48,424
Payment in the quarter                                     832
                                                       -------
Balance as of September 30, 2003                        49,656
                                                       =======

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GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


11.   INVESTMENTS

The investments in subsidiary companies are stated based on the equity adjustment method. The other investments, including investments in ESC 90, are stated at cost plus monetary restatement until December 31, 1995, net of provision for loss, when applicable.

                                               PARENT COMPANY     CONSOLIDATED
                                             ----------------- -----------------
                                               Sep-03   Jun-03   Sep-03   Jun-03
                                             -------- -------- -------- --------
Investments in subsidiary companies:
Stated by the equity method:
MAGISTRA PARTICIPACOES S.A                    874,331  847,729        -        -

ESCELSA PARTICIPACOES S.A. - ESCELSAPAR         2,349    3,102        -        -
                                             -------- -------- -------- --------
                                              876,680  850,831        -        -
                                             -------- -------- -------- --------
Goodwill on investments:
Goodwill                                            -        -  393,618  393,618
Amortization                                        -        -  (21,332)(21,272)
                                             -------- -------- -------- --------
                                                    -        -  372,286  372,346
                                             -------- -------- -------- --------
   Stated at adjusted cost:
      Other                                        37       37       37       37
                                             -------- -------- -------- --------
                                                   37       37       37       37
                                             -------- -------- -------- --------
Projects, studies and other investments         1,648    1,702    1,890    1,892
                                             -------- -------- -------- --------
   TOTAL                                      878,365  852,570  374,213  374,275
                                             ======== ======== ======== ========

The goodwill recorded by the wholly-owned subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL stocks, acquired on 11/25/1997, is based on the Company's future profitability and is being amortized proportionally to the company's projected results, during the term of ENERSUL's concession, of thirty years beginning 01/01/1998.

Additional information on investments stated by the equity adjustment method:

                                      MAGISTRA                TVIX           ESCELSAPAR
                              ------------------------  ----------------  ----------------
                                   Sep-03       Jun-03   Sep-03   Jun-03   Sep-03   Jun-03
                              -----------  -----------  -------  -------  -------  -------
Class of shares                    Common       Common   Common   Common   Common   Common
  Total shares                473,203,348  473,203,348    1,540    1,540    1,000    1,000
  Total shares of Escelsa     473,203,348  473,203,348    1,500    1,500    1,000    1,000
  Participation %                    100%         100%   97.40%   97.40%     100%     100%
Capital stock                     668,483      668,483    1,540    1,540    2,800    2,800
                              -----------  -----------  -------  -------  -------  -------
Shareholders' equity              874,331      847,729    (191)    (135)    2,349    3,102
                              -----------  -----------  -------  -------  -------  -------
Net income (loss)                  14,822        4,476    (244)    (188)  (1,258)    (505)
                              -----------  -----------  -------  -------  -------  -------
Investment                        874,331      847,729        -        -    2,349    3,102
                              -----------  -----------  -------  -------  -------  -------
Results of equity                  14,822        4,476    (238)    (184)  (1,258)    (505)
                              -----------  -----------  -------  -------  -------  -------

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


12. PROPERTY, PLANT AND EQUIPMENT

                                            PARENT COMPANY                                  CONSOLIDATED
                                        ----------------------  Annual average rates  -----------------------
                                            Sep-03      Jun-03   of depreciation (%)       Sep-03      Jun-03
                                        ----------  ----------  --------------------  -----------  ----------
IN SERVICE
  Generation                               106,237     106,236          2.44%             203,031     202,961
  Transmission                              13,476      13,479          2.59%              13,476      13,479
  Distribution                           1,064,680   1,059,536          4.29%           2,022,159   2,014,563
  Commercialization                          4,301       4,301          9.27%               7,580       7,580
  Administration                           125,493     125,612          8.36%             251,267     249,206
                                        ----------  ----------        -------         -----------  ----------
                                         1,314,187   1,309,164          4.53%           2,497,513   2,487,789
                                        ----------  ----------        -------         -----------  ----------
(-) DEPRECIATION
  Generation                              (63,643)    (63,997)                          (107,390)   (106,292)
  Transmission                             (7,312)     (7,230)                            (7,312)     (7,230)
  Distribution                           (415,742)   (405,613)                          (784,739)   (766,047)
  Commercialization                        (2,858)     (2,763)                            (3,572)     (3,399)
  Administration                          (62,793)    (60,417)                          (120,342)   (115,765)
                                        ----------  ----------                        -----------  ----------
                                         (553,348)   (540,020)                        (1,023,355)   (998,733)
                                        ----------  ----------                        -----------  ----------
                                           760,839     769,144                          1,474,158   1,489,056
UNDER CONSTRUCTION:
  Generation                                 1,691       1,482                             91,840      81,137
  Transmission                               4,034       3,169                              4,034       3,169
  Distribution                              71,009      67,116                            100,685      87,871
  Administration                                 -           -                                270          23
                                             5,294       3,104                             11,544       9,472
                                        ----------  ----------                        -----------  ----------
                                            82,028      74,871                            208,373     181,672
                                        ----------  ----------                        -----------  ----------
  TOTAL                                    842,867     844,015                          1,682,531   1,670,728
                                        ----------  ----------                        -----------  ----------
Obligations related to the concession    (102,499)   (100,653)                          (202,049)   (194,282)
                                        ----------  ----------                        -----------  ----------
                                           740,368     743,362                          1,480,482   1,476,446
                                        ==========  ==========                        ===========  ==========

Obligations related to the concession are comprised of the following balances:

                                               PARENT COMPANY     CONSOLIDATED
                                             ----------------- -----------------
                                               Sep-03   Jun-03   Sep-03   Jun-03
                                             -------- -------- -------- --------
Consumer contributions                         71,446   69,600   97,993   95,092
Donations and subsidies                        25,795   25,795   72,422   67,556
State and Federal participation                 5,258    5,258   31,634   31,634
                                             -------- -------- -------- --------
  TOTAL                                       102,499  100,653  202,049  194,282
                                             ======== ======== ======== ========


13. SUPPLIERS

                                               PARENT COMPANY     CONSOLIDATED
                                             ----------------- -----------------
         CURRENT                               Sep-03   Jun-03   Sep-03   Jun-03
---------------------------------            -------- -------- -------- --------
Electricity suppliers:
  FURNAS                                       31,524   24,933   31,524   24,933

  ITAIPU                                       35,219   25,966   46,076   36,726
  TRACTEBEL                                         -        -   11,991   10,815
  ENERTRADE                                         -        -    1,786    1,668
  ELETROSUL                                         -        -    4,491    3,834
  MAE                                          13,915   18,043   18,598   27,839
  Free energy                                   7,497    8,605   16,849   14,831
  Other                                         2,196    3,780    5,005    5,332
                                             -------- -------- -------- --------
                                               90,351   81,327  136,320  125,978
Materials and service providers                 8,184    8,483   18,620   15,582
                                             -------- -------- -------- --------
 TOTAL                                         98,535   89,810  154,940  141,560
                                             ======== ======== ======== ========

[LOGO]
GRUPO    ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


       LONG-TERM
--------------------------------
Electricity suppliers:

    Free energy                       56,800             56,377             78,099             80,907
    Other                                  -              1,225                  -              1,225
                                    ----------         ----------         ----------         ----------
                                      56,800             57,602             78,099             82,132
                                    ==========         ==========         ==========         ==========


14.   LOANS AND FINANCING

                                                            PARENT COMPANY
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Sep-03
                                     AVERAGE              AMORTIZATION                    ---------------------------------
                                     ANNUAL    -------------------------------             Interest
                                    INTEREST                            PERIOD             and other
    DESCRIPTION                       RATE           TYPE               MM/YY               charges    Current   Long-term
---------------------------------------------------------------- -------------------  -------------------------------------
Local currency
    ELETROBRAS                    5.0% - 7.0%         M            05/99 to 08/07                  -     2,160       4,960
    BNDES                         TJLP + 3.8%         M            11/99 to 10/10                494    36,314      92,028
    BNDES-Ration. losses           SELIC+1.0%         M            03/02 to 01/06                818    27,504     108,876
    Pactual Bank                    110% CDI          U            12/03 to 02/04                  -    86,454           -
    Bank loan                         CDI             U            10/03 to 12/03                  -    15,054           -
                                                                                          ----------  --------- ----------
                                                                                               1,312   167,486     205,864
                                                                                          ----------  --------- ----------
 Foreign currency

    BBA                               16%             U                 08/03                      -         -           -
    BNDES                         3.5%+UMBNDES        M            09/01 to 10/10                230    11,115      21,102
    Senior Notes                     10.0%            U                 07/07                 26,247         -   1,259,863
                                                                                          ----------  --------- ----------
                                                                                              26,477    11,115   1,280,965
                                                                                          ----------  --------- ----------
 TOTAL                                                                                        27,789   178,601   1,486,829
                                                                                          ==========  ========= ==========





--------------------------------------------------------------------
                                                 Jun-03
                                  ----------------------------------
                                    Interest
                                    and other
    DESCRIPTION                      charges    Current    Long-term
--------------------------------------------------------------------
Local currency
    ELETROBRAS                              -     2,168       5,512
    BNDES                                 487    35,807      99,693
    BNDES-Ration. losses                1,005    26,776     111,186
    Pactual Bank                            -         -           -
    Bank loan                               -    31,055           -
                                  ----------------------------------
                                        1,492    95,806     216,391
                                  ----------------------------------
 Foreign currency

    BBA                                 4,536    61,080           -
    BNDES                                 229    10,748      23,092
    Senior Notes                       56,728         -   1,237,711
                                  ----------------------------------
                                       61,493    71,828   1,260,803
                                  ----------------------------------
 TOTAL                                 62,985   167,634   1,477,194
                                  ==================================



                                                            CONSOLIDATED
---------------------------------------------------------------------------------------------------------------------------
                                                                                                        Sep-03
                                     AVERAGE            AMORTIZATION                  ---------------------------------
                                     ANNUAL    ------------------------------               Interest
                                    INTEREST                            PERIOD             and other
    DESCRIPTION                       RATE           TYPE               MM/YY               charges    Current   Long-term
---------------------------------------------------------------- -------------------  -------------------------------------
Local currency:

ELETROBRAS - ESCELSA                 5.0% - 7.0%      M            05/99 to 08/07                  -     2,160       4,960
ELETROBRAS - ENERSUL                6.0% - 12.0%      M            12/97 to 05/22                180    12,919      41,797
BNDES - ESCELSA                      TJLP + 3.8%      M            11/99 to 10/10                494    36,314      92,028
BNDES - MAGISTRA                     TJLP + 4.0%      H            11/99 to 11/04              2,277    40,798      20,399
BNDES - ENERSUL                     TJLP + 3.85%      M            09/01 to 02/08                235    13,556      46,317
BNDES - ENERSUL                     TJLP + 4.00%      M            02/00 to 04/04                 76       567      19,085
BNDES-Rationing losses.              SELIC+1.0%       M            02/02 to 06/06              1,424    37,495     186,796
BNDES- CESA                          TJLP + 4.5%      M            07/04 to 07/12                348     1,487      30,012
BCO BRASIL - FCO                       11.20%         M            11/04 to 11/13                572         -      30,000
Pactual Bank                          110% CDI        S            12/03 to 02/04                  -    86,454           -
BANK LOAN                         107%-116.38%-CDI    M            10/03 to 12/03                 16    33,112           -
FUNDACAO ENERSUL                         10%          M            07/98 to 11/13                118     2,729      17,187
BBV - CDI                               114%          S            04/03 to 07/03                  -         -           -
OTHER                                   1.35%         M            05/00 to 06/09                  -         -       1,093
                                                                                          ---------------------------------
TOTAL                                                                                          5,740   267,591     489,674
                                                                                          ---------------------------------



--------------------------------------------------------------------
                                                 Jun-03
                                  ----------------------------------
                                    Interest
                                    and other
    DESCRIPTION                      charges    Current    Long-term
--------------------------------------------------------------------
Local currency:

ELETROBRAS - ESCELSA                        -     2,168       5,512
ELETROBRAS - ENERSUL                      258    15,162      44,893
BNDES - ESCELSA                           487    35,807      99,693
BNDES - MAGISTRA                          739    40,228      20,114
BNDES - ENERSUL                           228    13,366      49,012
BNDES - ENERSUL                            60       798      15,063
BNDES-Rationing losses.                 1,566    35,491     190,680
BNDES- CESA                               121         -      31,057
BCO BRASIL - FCO                          591         -      30,000
Pactual Bank                                -         -           -
BANK LOAN                                  16    52,710           -
FUNDACAO ENERSUL                          120     2,550      17,858
BBV - CDI                                 902    17,000           -
OTHER                                       -         -       1,034
                                  ----------------------------------
TOTAL                                   5,088   215,280     504,916
                                  ----------------------------------


--------------------------------------------------------------------------------
                                                                              21

[LOGO]
GRUPO    ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
-------------------------------------------------------------------------------

Foreign currency

SENIOR NOTES                           10.0%          S                 07/07                 26,247         -   1,259,863
BRADESCO  (*)                          6,5%           M            07/03 to 11/04                255    14,862       2,477
BRADESCO  (*)                      5,95% to 6,9%      S            08/03 to 02/04                 80    20,549           -
UNIBANCO   (*)                    10.85% - 11.40%     S               03 / 04                  4,199    15,751           -
EUROPEAN INVEST BANK          LIBORtri + 4.0% - 5.0%  H            12/02 to 03/09                759     8,611      34,762
                                LIBORsem + 4.5% -
STN-DMLP                                8.2%          H            10/96 to 04/24                892     2,317      38,794
BBA FMO  (*)                           8.90%          H            03/02 a 09/07                  83     5,380       7,768
ITAU (*)                              27.30%          S                07/03-                      -         -           -
BNDES-ESCELSA                      3.5%+UMBNDES       M            09/01 to 10/10                230    11,115      21,102
BNDES-ENERSUL                       4%+UMBNDES        M            04/03 to 10/07                 90         -       5,086
BNDES-CESA                         4.5%+UMBNDES       M            07/04 to 07/12                  -       164       7,721
BBA  (*)                               16.0%          S                 08/03                      -         -           -
                                                                                          ---------------------------------
                                                                                              32,835    78,749   1,377,573
                                                                                          ---------------------------------
                                                                                              38,575   346,340   1,867,247
                                                                                          ---------------------------------

Long Term Interest

BRADESCO  (*)                                         M            07/03 to 11/04                 42         -           -
                                                                                          ---------------------------------
                                                                                              38,617   346,340   1,867,247
                                                                                          =================================


thiss

Foreign currency

SENIOR NOTES                         56,728         -   1,237,711
BRADESCO  (*)                            25    14,169       5,909
BRADESCO  (*)                             -         -           -
UNIBANCO   (*)                        3,718    15,435           -
EUROPEAN INVEST BANK                    166     8,145      34,464
STN-DMLP                                417     2,278      38,113
BBA FMO  (*)                            374     5,200       9,828
ITAU (*)                              2,281    16,986           -
BNDES-ESCELSA                           229    10,748      23,092
BNDES-ENERSUL                            93         -       2,991
BNDES-CESA                              210         -       7,628
BBA  (*)                              4,536    61,080           -
                                ----------------------------------
                                     68,777   134,041   1,359,736
                                ----------------------------------
                                     73,865   349,321   1,864,652
                                ----------------------------------

Long Term Interest

BRADESCO  (*)                             -         -           -
                                ----------------------------------
                                     73,865   349,321   1,864,652
                                ==================================



Type:

S = Single
M = monthly
H = Half-year

(*) Loans protected by swap contracts against eventual exchange rate oscillations.

A) ESCELSA and ENERSUL loans due to ELETROBRAS, BNDES and Banco do Brasil-FCO are guaranteed by accounts linked to receivables. The ENERSUL loans from Secretaria do Tesouro Nacional-STN are guaranteed by direct debt, receivables, the Government of the State of Mato Grosso do Sul and part in cash deposit. MAGISTRA's loan payable to BNDES is guaranteed by ENERSUL shares on escrow. ESCELSA loan due to Banco Pactual S.A. is guaranteed by
     57.000 NBC-E, equivalent on September 30, 2003 of R$ 99,607 (face value). Other loans are covered by promissory notes in guarantee.

B) The issuance of bonds abroad refers to the financial funding through Senior Notes in a total equivalent to US$430,958 thousand and has only one maturity in 2007, yielding interest of 10% p.a., payable on a half-yearly basis on January 15 and July 15 of each year. On May 21, 1998, these Notes were registered with SEC-Securities and Exchange Commission in the United States of America in accordance with the Securities Act of 1933.

     The indirect controlling shareholder EDP-Eletricidade de Portugal S.A. made a public offer for acquisition and request of renunciation of covenants related to the notes, having acquired the principal of US$205,796 thousand, in liquidation dated December 23, 2002. Before making such offer, EDP held a total of US$151,575 thousand in Notes representing approximately 35% of the total issuance. Thus EDP became the holder of a total of US$357,371 thousand in Notes, representing around 83% of the total issuance.

     With the success of the request of renunciation , ESCELSA carried out the elimination of all the rights (covenants) inherent to the issuance.

C)   The breakdown of loans and financing per currency is as follows:

                                  PARENT COMPANY            CONSOLIDATED
                            ------------------------  ------------------------
                               Sep-03      Jun-03       Sep-03      Jun-03
                            -----------  -----------  -----------  -----------
      Local currency           373,350      312,197       757,265      720,196
      Foreign currency       1,292,080    1,332,631     1,456,322    1,493,777
                            ----------- ------------  -----------  -----------
       TOTAL                 1,665,430    1,644,828     2,213,587    2,213,973
                            =========== ============  ===========  ===========


D) The percentage variation of the main indicators used for updating the loans and financing are as follows:

              Moedas / Indicadores               Sep-03          Sep-02
        ------------------------------        -------------   -------------
        US$ x R$                                (17.26)         67.85%
        IGP-M                                     7.10%         10.54%
        INPC                                      8.96%          6.39%
        TJLP.(a.a.)                              12.00%         10.00%
        SELIC                                    18.22%          13.49
        UMBNDES                                (15.28%)         68.65%
        LIBOR (media anual)                       1.37%          1.68%

E)   Maturity of short and long-term installments is as follows:

--------------------------------------------------------------------------------
                                                                              22

[LOGO]
GRUPO   ESCELSA
EDP


                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

                    Maturity                                  PARENT COMPANY                           CONSOLIDATED
--------------------------------------------      -----------------------------------    -------------------------------------------
                                                                                     Currency
                                                  ----------------------------------------------------------------------------------
                                                      Local       Foreign        Total        Local         Foreign         Total
                                                  -----------  ------------  ------------  -----------  -------------  -------------
2003                                                117,983         2,778       120,761      166,173         26,228        192,401
2004                                                 49,503         8,337        57,840      101,418         52,521        153,939
                                                  -----------  ------------  ------------  -----------  -------------  -------------
Current                                             167,486        11,115       178,601      267,591         78,749        346,340
                                                  -----------  ------------  ------------  -----------  -------------  -------------
2004                                                 17,573         2,880        20,453       52,701         11,498         64,199
2005                                                 69,603        11,724        81,327      121,609         30,590        152,199
2006                                                 56,246         4,314        60,560      107,890         20,160        128,050
2007                                                 52,146     1,260,473     1,312,619      105,781      1,275,611      1,381,392
2008                                                  4,118           609         4,727       45,491          8,622         54,113
2009                                                  4,118           609         4,727       15,172          4,053         19,225
2010                                                  2,060           356         2,416       13,114          3,218         16,332
2011                                                      -             -             -       11,054          2,862         13,916
2012                                                      -             -             -        8,030          1,956          9,986
After 2012                                                -             -             -        8,832         19,003         27,835
                                                  -----------  ------------  ------------  -----------  -------------  -------------
TOTAL                                               373,350     1,292,080     1,665,430      757,265      1,456,322      2,213,587
                                                  ===========  ============  ============  ===========  =============  =============



15.  PROVISION FOR CONTINGENCIES

                                                                                  PARENT COMPANY
                                                ---------------------------------------------------------------------------------
                                                                  Sep-03                                    Jun-03
                                                ---------------------------------------   ---------------------------------------
Contingencies                                             Provision                                 Provision
                                                ----------------------------              ----------------------------   --------
                                                                               Escrow                                    Escrow
                                                In the quarter   Accumulated   Deposits   In the quarter   Accumulated   Deposits
--------------------------------------------    --------------   -----------   --------   --------------   -----------   --------
Current
        MAE                                                  -             -      1,659                -             -      1,266
                                                --------------   -----------   --------   --------------   -----------   --------
 TOTAL                                                       -             -      1,659                -             -      1,266
                                                ==============   ===========   ========   ==============   ===========   ========
Long-Term

    Labor claims                                           536        17,941     12,084            1,402        17,405     11,063
    Civil litigation                                       (7)        10,565      8,940          (4,231)        10,572      8,482
    Fiscal                                               3,396       105,415     64,346           18,315       102,019     61,865
                                                --------------   -----------   --------   --------------   -----------   --------
 TOTAL                                                   3,925       133,921     85,370           15,486       129,996     81,410
                                                ==============   ===========   ========   ==============   ===========   ========


                                                                                     CONSOLIDATED
                                                ---------------------------------------------------------------------------------
                                                                  Sep-03                                    Jun-03
                                                ---------------------------------------   ---------------------------------------
                                                           Provision                                 Provision
                                                ----------------------------              ----------------------------   --------
Contingencies                                                                  Escrow                                    Escrow
                                                In the quarter   Accumulated   Deposits   In the quarter   Accumulated   Deposits
--------------------------------------------    --------------   -----------   --------   --------------   -----------   --------
Current
MAE                                                          -             -      1,659                -             -      1,266
                                                --------------   -----------   --------   --------------   -----------   --------
 TOTAL                                                       -             -      1,659                -             -      1,266
                                                ==============   ===========   ========   ==============   ===========   ========
Long-term
Labor Claims                                             3,086        27,445     15,194            2,542        24,359     13,653
Civil litigation                                           165        18,656      9,249          (3,872)        18,491      8,647
Fiscal                                                   6,117       141,733     91,690           22,985       135,616     86,700
                                                --------------   -----------   --------   --------------   -----------   --------
 TOTAL                                                   9,368       187,834    116,133           21,655       178,466    109,000
                                                ==============   ===========   ========   ==============   ===========   ========



Management understands that the provisions recorded are sufficient to cover eventual losses from the ongoing litigations. Based on the opinion of the Company's legal counsel, all litigations for which the probability of a favorable outcome was estimated as remote for the Company were provided for.

Furthermore, there are labor, civil and fiscal cases pending in the total amount of R$15,166, for which the probability of a favorable outcome was estimated as possible and no provisions were recorded on the financial statements.


16.  CAPITAL STOCK AND RESERVES

--------------------------------------------------------------------------------
                                                                              23

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
In accordance with its by-laws, the Company is authorized to operate with up to R$1,000,000 in capital of which R$153,947 are subscribed and fully paid in. Capital stock as of September 30, 2003, is represented by 4,550,833 common shares, with no par value, with the following equity structure:


                                                              Quantity of                       %
                                                    --------------------------------   ------------------
              Shareholders                            Shares           Shareholders     of participation
--------------------------------------------        -----------       --------------   ------------------
IVEN S.A                                             2,378,671                    1                52.27
GTD PARTICIPACOES S.A                                1,137,709                    1                25.00
Fundacao Banco Central - CENTRUS                       275,678                    1                 6.06
CINVES                                                  66,366                    1                 1.46
Others                                                 692,409                  220                15.21
                                                    -----------       --------------   ------------------
 TOTAL                                               4,550,833                  224               100.00
                                                    ===========       ==============   ==================


Composition of capital reserve:

                                                                        PARENT COMPANY AND CONSOLIDATED
                                                                     -------------------------------------
                                                                        Sep-03                  Jun-03
                                                                     ---------------       ---------------
CAPITAL RESERVE:                                                         65,688                 65,688
                                                                     -------------------------------------
Remuneration on construction - work in progress                          65,688                 65,688
                                                                     =====================================


17. CHANGES IN SHAREHOLDERS' EQUITY - PARENT COMPANY


                                                                                                      CREDITS FOR
                                        CAPITAL       CAPITAL         ACCUMULATED                       CAPITAL
BALANCE AS OF                            STOCK       RESERVES            INCOME         SUBTOTAL        INCREASE        TOTAL
--------------------------------        ---------  ---------------   --------------   ------------    -----------   -------------
June 30, 2003                            153,947       65,688           183,260         402,895          3,387         406,282
  Income for the period                        -            -          (15,933)        (15,933)              -        (15,933)
                                        ---------  ---------------   --------------   ------------     ----------   -------------
September 30, 2003                       153,947       65,688           167,327         386,962          3,387         390,349
                                        =========  ===============   ==============   ============     ==========   =============


18. INCOME TAX AND SOCIAL CONTRIBUTION


                                                                                       PARENT COMPANY
                                                                ------------------------------------------------------------
                                                                            Sep-03                          Sep-02
                                                                --------------------------       ---------------------------
                                                                   Income         Social            Income       Social
                                                                    Tax        Contribution           Tax      Contribution
                                                                ------------  -------------      ------------- -------------
Income loss before income tax and social contribution               260,409        260,409           (736,382)     (736,382)
Statutory rate                                                          25%             9%                 25%            8%
                                                                ------------  -------------      ------------- --------------
                                                                     65,101         23,437           (184,096)      (58,911)
                                                                ------------  -------------      ------------- --------------

Permanent additions (exclusions)

Interest on work in progress                                              -              -              3,519          3,519
Equity adjustment                                                  (13,326)       (13,326)             34,449         34,449
Non deductible provisions                                            31,296         22,891             17,144             25
Non deductible reversal of provision (*)                                  -              -            462,913        463,562
                                                                ------------  -------------      ------------- --------------
                                                                     17,970          9,565            518,025        501,555
                                                                ------------  -------------      ------------- --------------
Statutory rate                                                          25%             9%                25%             8%
                                                                ------------  -------------      ------------- --------------
                                                                      4,493            861            129,506         40,124
Difference in statutory rate - Negative basis                             -          (810)                  -              -
Reversal of temporary differences / Tax credits realization               -              -            (4,568)          (157)
                                                                ------------  -------------      ------------- --------------
Effect on results                                                    69,594         23,488           (54,589)       (18,786)
                                                                ============  =============      ============= ==============

(*) In accordance with CVM Instruction no. 371, of June 27, 2002.


19.  PENSION PLANS

--------------------------------------------------------------------------------

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
ESCELSA and its subsidiary ENERSUL are sponsors of foundations ESCELSOS and ENERSUL, respectively, non profit organizations whose main purpose is to complement the benefits granted by the official social security to the Companies's employees through two benefit packages: defined benefit plan - PLAN I and benefit PLAN II of the type "defined contribution".

These benefit plans are based on mathematical reserves calculated actuarially according to the capitalization policy, which is revised annually.

The table below shows the number of participants in each plan:


                                                      PARENT COMPANY                                     CONSOLIDATED
                                       ---------------------------------------------------------------------------------------------
                                              Plan I                    Plan II                   Plan I                    Plan II
                                       ----------------------   --------------------------------------------------------------------
Contributing participants                         31                       1,391                      37                      2,322
Receiving participants:
    Retirees                                     635                         126                     890                        129
    Pensioners                                   117                           8                     180                          8
    Deferred by dismissal                                                      1                       -                          1
                                       ---------------------------------------------------------------------------------------------
                                                 752                         135                   1,070                        138
                                       ---------------------------------------------------------------------------------------------
                                                 783                       1,526                   1,107                      2,460
                                       =============================================================================================


As sponsors, the Companies match monthly contribution from the members of foundations corresponding to the amount established in each plan, limited to 7% of the total payroll. For the first nine months of 2003, the parent company contributed R$1,955 (R$1,844 as of 09/30/2002), and consolidated R$3,097 (R$3,095 as of 09/30/2002).

As per CVM Ruling 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies are required to record and disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC Bulletin 26 from IBRACON.

In order to comply with that requirement, the Companies engaged independent actuaries for the actuarial valuation of said benefits under the Projected Credit Unit Method.

ENERSUL does not have a post-employment benefit plan.

Taking into consideration article 84 of the above mentioned CVM Resolution, the present value of actuarial liabilities, totally unsecured as of December 31, 2002 (medical assistance, retirement allowance and life insurance), were recalculated for ESCELSA. Balance activity for the first nine months of 2003, is as shown below:

                                                          PARENT COMPANY AND
                                                             CONSOLIDATED
                                                        ------------------------
      Present value of totally unsecured
           actuarial liabilities                                       (47,337)
      Net value of non-recognized losses                                 17,083
                                                        ------------------------
      Recognized liabilities as of Dec. 31, 2002                       (30,254)
      Realizations in the period                                            156
      Recognized liabilities as of March 31, 2003                      (30,098)
      Realizations in the period                                            234
      Recognized liabilities as of June 30, 2003                       (29,864)
      Realizations in the period                                            166
                                                        ------------------------
       Recognized liabilities as of September 30, 2003                 (29,698)
                                                        ========================

      Current liabilities and long term liabilities are as follows:

                    Current liabilities        (1,486)
                    Long term liabilities     (28,212)

     The net value of those non-recognized losses is equivalent to the net value of the actuarial losses exceeding 10% of the present value of the actuarial liabilities as of December 31, 2002, which will be charged on a yearly basis, for a period equivalent to the remaining average labor time, estimated for the employees participating in the Plan.

ESCELSA AND ENERSUL actuarial valuations also showed that the fair value of the Private Pension Plans assets exceeds the present value of the actuarial liabilities, totally or partially secured, as follows:


                                                PARENT COMPANY     CONSOLIDATED
                                                ---------------   --------------

--------------------------------------------------------------------------------

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

   Present value of actuarial liabilities
        totally or partially secured                  (80,465)        (132,340)
   Fair value of Plans assets                          108,634          177,362
                                                ---------------   --------------
   Subtotal                                             28,169           45,022
   Value of actuarial losses                              (90)            (971)
                                                ---------------   --------------
   Assets not recognized in the balance sheet           28,079           44,051
                                                ===============   ==============

However, in a conservative way, Companies' management decided not to record those assets.

The fair value of assets used for calculating the result of the actuarial valuation of ENERSUL does not include amounts receivable from the sponsor resulting from the acknowledgement of indebtedness amounting to R$19,250 (December 31, 2002). Given this Foundation right, in said calculation, assets not recognized in the balance sheet as of December 31, 2002 would increase to R$35,222 (R$64,301 consolidated).

20.   FINANCIAL INSTRUMENTS

The Company and its subsidiary's business entails the distribution and sale of electric energy for customers within its concession area - the state of Espirito Santo and the state of Mato Grosso do Sul - and therefore significant financial instruments are related to the following transactions:

|X| Balances of long-term accounts receivable and accounts payable related to the extraordinary tariff recomposition and therefore not subject to adjustments to market value;

|X| Investments in short term mutual funds and/or fixed-rate investments recorded at cost plus pro-rata interest, adjusted for its market value, when applicable;

|X| Equity stakes in other companies are in most cases shares that are not publicly traded;

|X| The Company's loans are mainly long-term, and are from specific funding sources.

20.1  Exchange Rate and Interest Risks

      The accounting value of the main financial instrument are:


                                                              PARENT COMPANY               CONSOLIDATED
                                                       ---------------------------   ---------------------------
                                                         Sep-03          Jun-03         Sep-03        Jun-03
                                                       ----------   --------------   -----------   -------------
    Marketable securities                                197,334         240,047        207,428       250,608

    Loans and financing - long-term                    1,486,829       1,477,194      1,867,247     1,864,652



A portion of the loans and financing is comprised of financing from government entities ELETROBRAS and BNDES.

As the market rate (or opportunity cost of capital) is set by these government entities, taking into consideration the risk premium relative to the sector's activities and that in the absence of other financing sources or other market options and/or means to estimate the market value of such options in light of the Company's business or sector-specific circumstances, the market value of these domestic loans shall correspond to their book value, as shall other financial assets and liabilities.

As mentioned in Note 14, foreign currency financing was obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk.

Such risk may cause the Company to incur losses due to foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

Net exposure to foreign currency risk:


                                                                BOOK VALUE                        FAIR VALUE
                                                       ----------------------------     -----------------------------
                                                         Sep-03            Jun-03          Sep-03             Jun-03
                                                       -----------     ------------     ------------     ------------
               Senior Notes                             1,259,863        1,237,711        1,070,883        1,052,054
               BNDES                                       21,102           23,092           21,102           23,092
               U.S. dollar assets                       (197,116)        (239,822)        (212,029)        (240,204)
                                                       -----------     ------------     ------------     ------------
               Net Exposure                             1,083,849        1,020,981          879,956          834,942
                                                       ===========     ============     ============     ============

The method used to determine the fair value of the Senior Notes obligation was the average market price, as of September 30, 2003, by SunGard Power Data - Dow Jones Reuters Business Interative LLC). For the US dollar assets, the contract market price at the end of the fiscal period was used, which is equal to book value.

In addition, the Company held derivatives contracts aimed at reducing the above-referred net exposure, which yielded credits to the income statement, in the monetary variations account, for losses of R$ 3,637 whose parameters are as follows:

--------------------------------------------------------------------------------

[LOGO]
GRUPO   ESCELSA
EDP

                         QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


                                DATE                 AMOUNT                      PARAMETERS (RATES %)
     FINANCIAL        ---------------------------             --------------------------------------------------     LOSSES TO
    INSTITUTION         TRANSACTION     MATURITY                           BANKS                      ESCELSA       BE REALIZED
------------------    --------------   ----------  ---------  ---------------------------------    -------------   --------------
ITAU/BBA                  07/10/03      01/14/04     21,697    2.20% p.a. + exchange variation        100% CDI         (658)
                                                                      (v.s dollar)
ITA/BBA                   07/10/03      07/14/04     21,720    3.50% p.a. + exchange variation        100% CDI         (635)
                                                                      (v.s dollar)
PACTUAL                   07/18/03      01/14/04     9,997     0.15 p.a. + exchange variation         100% CDI         (321)
                                                                      (v.s. dollar)
PACTUAL                   07/18/03      07/14/04     9,997     1.70% p.a. + exchange variation        100% CDI         (308)
                                                                      (v.s dollar)
HSBC                      07/29/03      01/14/04     20,391    2.10% p.a. + exchange variation        100% CDI         (614)
                                                                      (v.s dollar)
ITAU/BBA                  07/29/03      01/14/04     9,978     2.10% p.a. + exchange variation        100% CDI         (300)
                                                                      (v.s dollar)
ITAU/BBA                  07/29/03      07/14/04     28,482    4.50% p.a. + exchange variation        100% CDI         (801)
                                                                      (v.s dollar)
                                                                                                                   --------------
                                                                                                                     (3,637)
                                                                                                                   ==============


     In the consolidated, the loans and financing of the companies in the ESCELSA System were obtained at rates and charges usual in the Brazilian and the international markets for funding of investments in the electric energy sector in their concession areas of the electric energy public service.

     The subsidiary MAGISTRA consolidates the foreign currency (US$) financial liabilities of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange-related risk, swap instruments were used to hedge a portion of these liabilities, as shown in explanatory note no. 14. The indexes used in these instruments are IGP-M plus interest of between 11.7% p.a. and 12.01% p.a., and CDI, plus interest of between 0.95% p.a. and 3.35% p.a.

     Considering the fluctuations of the Real during the period, these hedge transactions yielded gains of R$4,273, recognized in the income statement in the monetary variations accounts.

     This debt is broken-down as follows:


                                                                             AMOUNT
                                                 -----------------------------------------------------          GAINS TO BE
                    LIABILITIES                           BOOK VALUE                     SWAP                     REALIZED
         ---------------------------------------------------------------------- ----------------------      ------------------------
         Loans and financing                                 67,173                      71,446                    4,273


     In the consolidated statements, foreign currency debt of Enersul, totaling R$107,465 is subject to terms and conditions of contracts (long-term maturity) which constitute a hedge, thus reducing the present currency risk to a minimum.

     For the remaining contracts, it is estimated that their market value are equal or near the amounts per the accounts in view of the specific characteristics of these fundings and the impossibility of determining the market value of this type of financial instrument.

     For determination of this estimate the Company's Administration considered the evidence of risk inherent to the Company's business, the administrative strategy and measures aimed at managing the debt service.

20.2 Credit Risk

     There is a possibility that the Company will incur losses due to non-payment by its customers. To mitigate this risk, the Company maintains the right to cut-off the supply of electric energy in the event that a customer fails to make payment in accordance with the time-periods defined by legislation and specific regulations. A provision for doubtful account liquidations is established in an amount deemed sufficient by Management to cover potential accounts receivable risks.

21.  EXPLANATION ADDED IN THE TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of accounting principles set forth by the Brazilian corporate law. Certain accounting practices followed by the Company and its subsidiaries that conform to generally accepted accounting principles in Brazil may not conform to generally accepted accounting principles in other countries.

--------------------------------------------------------------------------------
                                                                              27